Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on January 22, 2026.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-[     ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tino Group Limited
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 5, 6/F Island Place Tower

510 King’s Rd

Hong Kong SAR
+852-6368-9924
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong SAR Telephone: +1 310-728-5129	Huan Lou, Esq. David B. Manno, Esq. McCarter & English, LLP 250 West 55th Street, 13th Floor New York, New York 10019 Telephone: (212) 609-6800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [ ], 2026

Tino Group Limited

[____________] Class A Ordinary Shares

This is the initial public offering of the class A ordinary shares of par value of US$0.0001 each of Tino Group Limited (the “Class A Ordinary Shares”). Prior to this Offering, there has been no public market for our Class A Ordinary Shares. It is currently estimated that the initial public offering price per share will be between US$[    ] and US$[    ]. We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[    ]”

Immediately after this Offering, assuming an offering size as set forth above, Mr. Qin Chen will, through his wholly owned entity A2Z Assets Limited, beneficially own approximately [   ]% of our total issued and outstanding Class A Ordinary Shares (or [   ]% of our total issued and outstanding Class A Ordinary Shares if the underwriter’s option to purchase additional shares is exercised in full) and [    ] class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), representing [   ]% of the aggregate voting power of our total issued and outstanding share capital. As a result, we expect to be a “controlled company” within the meaning of rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

We have a dual class share structure. Our share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. See “Description of Share Capital  — Our Post-Offering Memorandum and Articles of Association — Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, 5,040,000 Class A Ordinary Shares and 22,960,000 Class B Ordinary Shares were issued and outstanding. We will issue [    ] Class A Ordinary Shares in this Offering. Subsequent to the Offering, [    ] Class A Ordinary Shares and [   ] Class B Ordinary Shares will be issued and outstanding. A shareholder must keep more than [    ] Class B Ordinary Shares after the Offering to control 50% of the voting rights of our Company and control the outcome of matters submitted to shareholders for approval.

Provided that such transfer complies with applicable Nasdaq Listing Rules, the instrument of transfer of any share shall be in writing and in any usual or common form or such other form as the directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. Our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien. There is no restriction for potential future issuances of Class B Ordinary Shares. If such occurred, shareholding of holders of Class A Ordinary Shares will be diluted. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person who is not the designated person or an affiliate of the designated person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the designated person or an affiliate of the designated person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share.

Investing in the Class A Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 15 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an “Emerging Growth Company” and “Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Li & Partners, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or its subsidiaries or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Li & Partners that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and our Company, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by the then President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, OneStop Assurance PAC, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Our Company is a holding company with no operations of its own. We conduct our operation in Hong Kong through our Operating Subsidiary, Tino Global Limited. Our Company relies on dividends or payments to be paid by our Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Our Company is permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. Tino Global Limited is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and post-offering memorandum and articles of association, the directors may from time to time declare dividends and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor if they are satisfied, on reasonable grounds, that immediately following such distribution, our Company will be able to pay our debts as they become due in the ordinary course of business. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We have not adopted or maintained any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

Our Company is an exempted company incorporated under the laws of the Cayman Islands, and our Operating Subsidiary is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company to transfer cash to or from our Operating Subsidiary, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to our Company and U.S. investors and amounts owed. Since the only transfer of cash among our Company and our Operating Subsidiary were in the form of dividends and there are no limitations on the abilities of our Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company has not established cash management policies that dictate how funds are transferred.

	PER CLASS A ORDINARY SHARE		Total Without Over- Allotment Option		Total With Over- Allotment Option

Initial public offering price	$	[ ]	$	[ ]	$	[ ]
Underwriting discounts and commissions(1)(2)	$	[ ]	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]	$	[ ]

(1)	The underwriter will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 90.

(2)	Represents a [ ]% underwriting discount and [ ]% non-accountable expenses, payable to the underwriters. For a description of other terms of compensation to be received by the underwriter, see “Underwriting” beginning on page 90.

We expect our total cash expenses for this Offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately US$[   ], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We have granted the underwriter an option for a period of forty-five (45) days after the closing of this Offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers against payment on [   ], 2026.

The date of this prospectus is [   ], 2026

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary — Conventions Which Apply to this Prospectus” beginning on page 12 of this prospectus.

For investors outside the United States: neither we nor the underwriter have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this Offering. Neither we nor the underwriter have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriter are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Class A Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” or “our Group” refer to our Company together with its subsidiaries.

Our Business

We are a leading immigration promotion and consulting service provider serving the Asian market. Founded in 2008, we initially focused on providing immigration-related legal advisory services. Over the years, we have grown into a comprehensive service provider, offering targeted promotion services for immigration programs and personalized consulting services for global immigration opportunities.

Our deep market expertise and extensive network enable us to identify and engage prospective high-net-worth individuals through a variety of channels, including word-of-mouth referrals and recommendations from partner financial institutions. This allows us to efficiently reach and convert individuals interested in exploring international residency and citizenship options, successfully promoting investment-based immigration programs for our institutional clients.

In addition to our core promotion services, we also provide tailored immigration consulting services to individual clients. By connecting clients in Asia with premier immigration pathways worldwide, we bridge global opportunities and regional demand, offering comprehensive, one-stop support throughout the entire immigration journey.

Our proven track record, professional integrity, and commitment to client success have established us as a trusted partner for individuals and institutions navigating the complex landscape of international migration.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	professional and legally-grounded expertise;

●	robust risk control capabilities;

●	established market presence and trusted networks in Asian markets; and

●	end-to-end support for the immigration journey.

Our Growth Strategies

We intend to pursue the following strategies to further expand our business:

●	continue to enhance our digital infrastructure;

●	solidify our market position; and

●	expand our market footprint.

Corporate History and Structure

Our Company is a holding company with no operations of its own. We conduct our operations through our wholly-owned Operating Subsidiary. This is an offering of the Class A Ordinary Shares of Tino Group Limited, a Cayman Islands exempted company with limited liability, instead of the shares in our Operating Subsidiary.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on September 12, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Tino Global Limited.

Tino Global Limited was incorporated in Hong Kong on May 23, 2008. After establishment, Tino Global Limited initially provided legal advisory services for U.S. immigration. In 2013, it strategically shifted its focus to promoting U.S. immigration programs, capitalizing on the growing demand in the Asian market. In 2017, in response to evolving market trends, Tino Global Limited diversified its service offerings by expanding its program portfolio beyond the U.S. to include other popular immigration destinations such as Greece, Malta, Turkey, Singapore and Japan.

In 2025, through our reorganization, we established Tino Group Limited, as our holding company in the Cayman Islands. After the completion of the reorganization, Tino Global Limited became the wholly owned subsidiary of Tino Group Limited.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

Transfers of Cash to and from our Subsidiaries

Our Company is a holding company with no operations of its own. We conduct our operation in Hong Kong through our Operating Subsidiary, Tino Global Limited. Our Company relies on dividends or payments to be paid by our Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Our Company is permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. Tino Global Limited is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our post-offering memorandum and articles of association, the directors may from time to time declare dividends and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor if they are satisfied, on reasonable grounds, that immediately following such distribution, our Company will be able to pay our debts as they become due in the ordinary course of business. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

Our Company is an exempted company incorporated under the laws of the Cayman Islands, and our Operating Subsidiary is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company to transfer cash to or from our Operating Subsidiary, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to our Company and U.S. investors and amounts owed. Since the only transfer of cash among our Company and our Operating Subsidiary were in the form of dividends and there are no limitations on the abilities of our Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company has not established cash management policies that dictate how funds are transferred.

For the years ended August 31, 2024 and 2025, we declared dividends of HK$6 million and HK$4 million (US$0.5 million), respectively. On October 16, 2025, Tino Global Limited distributed dividends of HK$8 million (US$1.0 million) exclusively to its shareholder Mr. Chi Yan Chan, who held 100% of the equity of Tino Global Limited at the time. As of the date of this prospectus, all the above declared dividends have been paid. However, we do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares or Class B Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.” on page 20, and the audited consolidated financial statements and the accompanying footnotes beginning on F-2 of this prospectus, for more information.

Risk Factors Summary

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

Risks Related to Our Business and Industry

●	We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

●	Failure to attract new customers and/or retain existing customers could adversely affect our business, financial condition and results of operations.

●	If we fail to expand the scope and capabilities of our services or effectively respond to the rapidly evolving immigration services industry in Asia, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

●	Our business is highly susceptible to changes in immigration regulations and policies, which could adversely affect our business, financial condition and results of operations.

●	Certain macroeconomic factors, which are beyond our control, may adversely affect business and our results of operations.

●	Our immigration promotion and consulting services are subject to risks related to government processing and approval.

●	Certain immigration programs promoted by us may expose applicants referred by us to the risk of investment loss, which could, in turn, negatively impact our reputation.

●	We may not be able to compete favorably in our highly competitive industry.

●	We face challenges in scaling our business, which may restrain our business growth and materially adversely affect our business prospects.

●	We materially rely on outsource service providers. Such arrangement materially and adversely exposes us to unique risks. Any disruption in our relationship with such external service provider and our inability to identify alternative service providers could have a materially and adversely affect our business operations and financial results.

●	We face risks associated with concentration of revenue from a limited number of customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

●	We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

●	We may not be able to implement our business plans effectively to achieve future growth.

●	If we are unable to effectively recruit, retain and train qualified personnel, our growth strategies may be hindered and our business may be adversely affected.

●	If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

●	We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

●	A sizeable portion of our cash has been invested in investments, which may decline in value and adversely affect our financial condition and ability to operate.

●	We rely on our Chairman, Chief Executive Officer and our key professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	We may not be adequately insured against losses and liabilities arising from our operations.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

●	We are exposed to risks of heightened geopolitical tensions and deteriorating market conditions, such as Chian-U.S. trade conflicts.

For a detailed description of the risks above, please refer to pages 15 to 17.

Risks Related to Our Corporate Structure

●	We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

●	Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

For a detailed description of the risks above, please refer to pages 20 to 24.

Risks Related to Doing Business in Hong Kong

●	Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”)and Article 23 of the Basic Law could impact our Operating Subsidiary in Hong Kong.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

For a detailed description of the risks above, please refer to pages 24 to 28.

Risks Related to This Offering and Our Class A Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	Our management team has limited experience managing a public company.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	Nasdaq may apply additional and more stringent criteria for our continued listing.

●	If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	Our significant shareholder has considerable influence over our corporate matters.

●	Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. We may elect to rely on the “controlled company” exemption under the Nasdaq listing rules in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

●	Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

●	Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	You will experience immediate and substantial dilution.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

●	We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

●	We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

For a detailed description of the risks above, please refer to pages 28 to 29.

Regulatory Development in the PRC

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Li & Partners, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or our subsidiaries or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Li & Partners that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and our Company, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, OneStop Assurance PAC, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Corporate Information

Our registered office is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands and our principal office is Unit 5, 6/F Island Place Tower, 510 King’s Rd Hong Kong SAR. The telephone number of our principal office is +852-6368-9924. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is www.tino.hk. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

●	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

In determining whether more than 50% of our outstanding voting securities are held by U.S. residents, we will examine the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and any beneficial ownership reports or other information available to us in the U.S. and the Cayman Islands (our home jurisdiction). If more than 50% of our outstanding voting securities (i.e. sum of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, each counting as one share) are held by U.S. residents and any of the above three circumstances apply, we would cease to be a foreign private issuer.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Qin Chen will, through his wholly owned entity A2Z Assets Limited, beneficially own [   ] Class A Ordinary Shares, representing approximately [   ]% of our total issued and outstanding Class A Ordinary Shares (or [   ]% of our total issued and outstanding Class A Ordinary Shares if the underwriter’s option to purchase additional shares is exercised in full) and [   ] Class B Ordinary Shares, representing [   ]% of the aggregate voting power of our total issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See section titled “Risk Factors — Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Audit Committee” refers to the audit committee of our Board of Directors;

●	“Board” or “Board of Directors” refer to the board of directors of our Company;

●	“Class A Ordinary Shares” refers to our Company’s class A ordinary shares, par value US$0.0001 per share;

●	“Class B Ordinary Shares” refers to our Company’s class B ordinary shares, par value US$0.0001 per share;

●	“China” or the “PRC” refers to the People’s Republic of China, including the Special Administrative Regions of Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding the Special Administrative Regions of Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

●	“Directors” refers to the directors of our Company;

●	“Government” refers to the government of Hong Kong Special Administrative Region;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“mainland China” refers to the mainland of the People’s Republic of China, excluding the Special Administrative Regions of Hong Kong and Macau;

●	“Nominating and Corporate Governance Committee” refers to the nominating corporate governance committee of our Board of Directors;

●	“Offering” refers to the initial public offering of our Company;

●	“Operating Subsidiary” or “subsidiary” refers to Tino Global Limited;

●	“our Group” or “the Group” refers to our Company and its subsidiary;

●	“our post-offering memorandum and articles of association” refers to our amended and restated memorandum and articles of association which will become effective immediately prior to the completion of this Offering;

●	“Ordinary Shares” refers to the Class A Ordinary Shares and the Class B Ordinary Shares, collectively;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Tino Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “HKD,” “HK$” or “Hong Kong Dollar” refer to Hong Kong dollar(s), the legal currency of Hong Kong. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. Our Company is a holding company with operations exclusively conducted in Hong Kong through its Hong Kong operating subsidiary, of whose reporting currency is Hong Kong Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from HK$ to U.S. dollars and from U.S. dollars to HK$ in this prospectus were calculated at US$1= 7.7962 for the year ended August 31, 2025 or as at August 31. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

The Offering

Class A Ordinary Shares offered by us:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares within 45 days of the date of the closing of this Offering in full).

Offer Price:	US$[ ] per Class A Ordinary Share.

Shares issued and outstanding before this Offering:	28,000,000 Ordinary Shares, consisting of 5,040,000 Class A Ordinary Shares and 22,960,000 Class B Ordinary Shares are issued and outstanding as of the date of this prospectus.

Shares to be issued and outstanding immediately after this Offering:	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares within 45 days after the closing of this Offering from us in full) and [ ] Class B Ordinary Shares.

Over-allotment option to purchase additional Class A Ordinary Shares:	We have granted the underwriter an option to acquire up to an additional 15% of the total number of Class A Ordinary Shares offered hereby on the same terms as the shares sold in this Offering, solely for the purpose of covering over-allotments.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately US$[ ] (or US$[ ] if the underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares from us in full), based on an assumed initial public offering price of US$[ ] per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We intend to use the net proceeds from this Offering for (i) enhancement of our service capabilities; (ii) strategic partnerships and potential acquisitions of businesses; (iii) technology upgrades; and (iv) business expansion initiatives and operational scaling. See “Use of Proceeds” on page 40 for more information.

Lock-up:

Our directors, officers, and shareholders holding more than 5% of our outstanding Ordinary Shares as of the effective date of this Registration Statement have entered into customary “lock-up” agreements with the underwriter, pursuant to which they have agreed, subject to certain exceptions, not to offer, sell, transfer or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock for a period of six (6) months from the date of this Offering.

Our Company (including any successors) has agreed, for a period of three (3) months from the closing of this Offering, not to (a) offer, sell, transfer or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, in each case subject to certain exceptions.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed listing and symbol:	We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[ ]”.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

Transfer Agent:	[ ]

RISK FACTORS

An investment in our Class A Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Class A Ordinary Shares. The following section describes the significant risks that could directly or indirectly affect us and the value or trading price of our Class A Ordinary Shares. The risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Class A Ordinary Shares from their professional advisers before making any decision to invest in our Class A Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

We have a limited operating history for an investor to evaluate our business performance, operating results and prospects. Our Operating Subsidiary was incorporated in Hong Kong in 2008 and pivoted to promoting immigration programs in Asia in 2013. Our limited operating history may make it difficult for you to evaluate the risks and uncertainties associated with our operations. As a company with a limited operating history, our ability to forecast our future results or operations is limited and is subject to a number of risks and uncertainties, including our ability to plan for our future growth. We cannot assure you that we have fully factored in the risks and uncertainties that we may face in the future, and if we fail to do so, our business, financial condition, and results of operations could be adversely affected. You should consider our prospects and future profitability in light of the risks, uncertainties, and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to develop and maintain our services for our customers and business partners and to compete with our competitors.

Our revenue increased by approximately HK$0.26 million or 1.09%, from approximately HK$23.69 million for the fiscal year ended August 31, 2024 to approximately HK$23.94 million (US$3.07 million) for the fiscal year ended August 31, 2025. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

Failure to attract new customers and/or retain existing customers could adversely affect our business, financial condition and results of operations.

For our immigration consulting services, we do not sign long-term agreements with our individual clients. Each engagement is structured around a definitive immigration objective, such as obtaining visa or residency. Our services continue until the process reaches its conclusive outcome—whether successful or not—making the engagement a single, self-contained project. Given the personalized and procedural nature of this process, clients generally do not hire multiple consultants simultaneously, nor do they typically disengage on their own partway through. They remain with us until a final decision is rendered on their application. For our institutional clients, we generally sign a long-term collaboration agreement but earn commission upon each successful referral. As such, our revenue is typically derived through one-off engagements. Accordingly, the amount of services and the amount of revenue we are able to derive therefrom may fluctuate significantly from period to period, and it may be difficult to forecast the volume of our future business.

We believe that our ability to attract new customers or retain our existing customers on terms favorable to us is crucial for us to increase our revenue. As a strategy to reach out to more customers, we primarily rely on our business relationships with and recommendations from our existing customers, some of which are high-net-worth individuals, and partner institutions. We also host promotion events by collaborating with financial institutions. However, we cannot assure you that our existing customers would recommend our services to their peers who may be their competitors or our hosted events would generate interest among the audience. If our marketing strategies turn out to be less effective than we expect, we may not be able to maintain our existing level of revenue or profitability. On the other hand, if our competitors introduce lower-cost and/or differentiated services that are perceived to compete favorably with ours, our ability to attract new customers and upsell existing customers based on pricing and services quality could be impaired. As a result, we may face early termination from existing customers, encounter difficulties in attracting new customers or be unable to develop new business from existing customers. In particular, the loss of any key customers or the termination of our services by existing customers could materially adversely affect our business, financial condition, and results of operations.

If we fail to expand the scope and capabilities of our services or effectively respond to the rapidly evolving immigration services industry in Asia, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

The growth of our business is mainly dependent on our ability to adjust, enhance our immigration consulting services. To remain competitive, we need to constantly modify and enhance our services to adapt to changes in the immigration services industry, including shifts in regulatory requirements, fluctuations in customer demand, evolving industry trends, and emerging technologies. A delay or inability to adapt our services to changes may result in us failing to maintain our competitive advantages. This could lead to customer dissatisfaction and harm our reputation, which could in turn materially and adversely affect our prospects, business, financial condition and results of operations.

Our business is highly susceptible to changes in immigration regulations and policies, which could adversely affect our business, financial condition and results of operations.

Our immigration promotion and consulting services are inherently subject to legal and regulatory risks, especially in key destination countries. Our services largely depend on the prevailing immigration policies and regulations in key destination countries. Regulatory changes, such as adjustments to investment thresholds, eligibility criteria, or visa quotas, may occur, directly affecting the availability of immigration programs and the eligibility of application candidates.

Regulatory shifts may disrupt our existing service offerings, require us to rapidly adjust our business, and lead to increased compliance and operational costs. This dynamic regulatory environment may also necessitate resource reallocation, service redesign, and additional staff training, which could result in temporary or prolonged interruptions to our services. Moreover, any delay or failure to promptly adapt to new policies and regulatory changes could materially and adversely affect our business operations, financial condition, and growth prospects.

Certain macroeconomic factors, which are beyond our control, may adversely affect business and our results of operations.

Our business operations hinge on a number of general economic factors, which are beyond our control. Global economic instability, including recessions or financial crises, poses a substantial risk as it may lead to reduced asset values of potential applicants for immigration. During periods of economic uncertainty, individuals are generally more cautious with discretionary investments, which could affect their ability and willingness to pursue investment-based immigration opportunities. This may result in delays or cancellations of immigration planning, leading to a reduced demand for immigration promotion and consulting services. Economic instability and downturn can also influence government policies in destination countries, potentially resulting in tighter immigration controls or changes to investment requirements. Additionally, unpredictable shifts in the global economic environment may require us to reevaluate our service offerings, pricing strategies, and geographic focus, which could entail additional costs and resource allocation. As a result, any significant or prolonged changes in macroeconomic conditions could materially and adversely affect our business operations, financial condition, and future prospects.

Our immigration promotion and consulting services are subject to risks related to government processing and approval.

We not only promote immigration programs for institutions, but also directly provide immigration consulting services to our clients. The outcome of the immigration applications submitted by our clients or individuals referred by us to partner institutions, however, significantly relies on the decisions and processing timelines of government immigration authorities, such as USCIS or IRCC. Delays in application processing, unexpected changes in adjudication standards, or fluctuations in approval rates for specific immigration programs can significantly affect client outcomes and satisfaction, leading to cancellations or reputational risks. Since these governmental functions are entirely outside our control, our ability to influence the speed or outcome of client applications is limited. Our primary mitigation strategies are to manage client expectations and provide timely updates; however, any prolonged delays or adverse regulatory changes could materially and adversely affect our operations, business reputation, and future prospects.

Certain immigration programs promoted by us may expose applicants referred by us to the risk of investment loss, which could, in turn, negatively impact our reputation.

For certain residency or citizenship programs that require investments in assets such as funds, real estate, or government bonds, the ultimate success and financial return for clients are inherently linked to the performance of these underlying assets. As we act solely as a marketer and facilitator for these approved programs, and do not manage the investments ourselves, we have no operational control over how these investments perform. Fluctuations in currency exchange rate may cause the required investment amount to change. In addition, the value and performance of the assets are subject to a number of complex factors, including but not limited to, market fluctuations, real estate cycles, fund management decisions, and broader macroeconomic conditions. Poor performance or a loss in value of any project could result in reduced client satisfaction, complaints, or reputational harm to us, even though we are not responsible for managing or controlling the underlying investment. Consequently, adverse investment outcomes could have a negative impact on our business operations, brand reputation, and client relationships.

We may not be able to compete favorably in our highly competitive industry.

The immigration services industry is highly competitive, especially for certain popular immigration destinations. Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well-developed service team. New participants may wish to enter the industry provided that they have the appropriate service skills, local experience, necessary know-how and capital. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

We face challenges in scaling our business, which may restrain our business growth and materially adversely affect our business prospects.

Our business relies on a high-touch, customized service model, which requires substantial resources and personalized attention to clients. As we expand into new markets or introduce additional service areas, this approach may demand significant investment in personnel, training, and operational infrastructure, especially when we pursue an organic expansion of our business. Such requirements have the potential to strain our existing operational structures and limit the efficiency or scalability of our business. If we are unable to effectively manage and allocate resources to support our business growth, our ability to maintain service quality, client satisfaction, and profitable operations could be compromised, adversely affecting our business, financial condition, and future prospects.

We materially rely on outsource service providers. Such arrangement materially and adversely exposes us to unique risks. Any disruption in our relationship with such external service provider and our inability to identify alternative service providers could have a materially and adversely affect our business operations and financial results.

We materially rely on overseas lawyers and project promoters, to provide outsource services to us as we may lack the human resources and/or specific technical skills and knowledge to perform all the services we provide to our customers. For the fiscal years ended August 31, 2025 and 2024, our subcontracting costs to project promoters were approximately HK$0.58 million (US$0.08 million) and approximately HK$3.87 million, representing 6.81% and 59.84% of our total cost of revenue, respectively.

We have established collaborative relationships with our key outsource service providers. However, there is no guarantee that our business relationship with these parties will not be interrupted or terminated, or that there will not be any interruption in our operations or temporary suspensions affecting our ability to meet customer demand. If any such events occur, our business operations and financial results could be affected.

In addition, services carried out by our external service providers may not be delivered to our customers or to us on time or within budget, resulting in the late delivery of project deliverables to our customers and increased costs. Any failure or delay in delivering services caused by these external service providers could result in, among other things, increased costs and expenses, delay or reduction in payment from our customers to us, and/or potential contractual liabilities. Furthermore, our results of operations may suffer due to cost overruns to the extent that we cannot pass on the additional costs to our customers. In either case, our business, financial position and results of operations would be materially and adversely affected.

On the other hand, suitable external service providers may not be readily available at reasonable costs when we require their services whereby our ability to provide satisfactory services could be adversely affected. Moreover, if a service provider fails to provide satisfactory services as required under a contract, we may need to source an alternative service provider to provide the relevant services at a higher replacement cost than anticipated. These scenarios may have material adverse impacts on our reputation, profitability and results of operations.

We face risks associated with concentration of revenue from a limited number of customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

A significant portion of our revenue was derived from a small group of customers. Our top two largest customers for the fiscal years ended August 31, 2025 and 2024 accounted for an aggregate of an aggregate of approximately 26% and 29% of our revenue in the corresponding periods, respectively. In particular, the largest customer contributed approximately 16% and 19% of our total revenue for the fiscal years ended September 30, 2025 and 2024, respectively.

Our immigration promotion and consulting services are project-based, and the scale and frequency of projects awarded to us by our customers can vary significantly not only from period to period, but also among different customers. There is no assurance that we will continue to obtain contracts from our customers in the future or secure new contracts with potential customers. If there is a significant decrease in the number of projects awarded by our customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

For the year ended August 31, 2024, two key suppliers accounted for 52% and 13% of our total purchase amounts for operation, respectively. For the year ended August 31, 2025, the purchase amounts concentration remained material, with one major supplier contributing HKD9,915,017 (US$1,271,776), or 70% of the total purchase. Due to the concentration of our purchases in a few suppliers and the fact that our major suppliers may change from year to year, we are exposed to heightened supply chain risks. Any interruption in the operations of these suppliers, inability of new suppliers to accommodate our growing business scale, termination or suspension of supply arrangements, changes in cooperation terms, or deterioration in relationships with our suppliers may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or on a timely basis.

We have limited human resources and may not be able to appropriately manage our growth.

Our Company has limited human resources, which poses potential risks to our operations. For example, we are more susceptible than larger corporations to business disruptions due to personnel turnover, as we generally have fewer personnel responsible for each function, and limited redundancy. The problems that may arise as a result of insufficient personnel may become more pronounced as we seek to expand and diversify our business and geographic scope if we are unable to hire additional qualified employees, integrate them into our operations, and together with them establish operational, financial, and administrative controls, reporting systems, and procedures that match our desired growth.

As we expand our business, we consider it important to secure and train a wide range of human resources. To this end, we are working to strengthen our recruitment activities. However, if we are unable to secure and develop the human resources required for our operations, or if we lose our executive officers and a greater number of personnel than we anticipate, our business performance may be affected. Rapid expansion of human resources, however, also exposes us to risks relating to quality, cost management, and other operational issues due to having generally less experienced personnel or personnel that are less well-integrated into our business. Failure to take steps to hire and retain personnel, as well as enhance our internal infrastructures and compliance to match our business and operations, could materially and adversely affect our business, financial condition, and results of operations.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the industry we operate and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Asia and changes in supply and demand for our services in relation to the industry we operate in. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties in (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating resources and managing relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

If we are unable to effectively recruit, retain and train qualified personnel, our growth strategies may be hindered and our business may be adversely affected.

Our company operates with a small, dedicated team of five employees. With a small team, we conduct a significant portion of our business operations through third party contractors. As a result, we are exposed to risks related to the performance of our contractors, whose work may not always meet our standards. Instances of negligence, delays, or subpar quality by contractors can result in our delivery of unsatisfactory services, potentially causing reputational harm, or exposure to third-party claims. Poor or delayed performance by any contractor may necessitate their replacement or require us to take remedial actions, which could adversely impact our service costs and timelines and may result in delays in providing our services.

In addition, as our business grows, we may try to attract and retain competent professionals. We face intense competition with both immigration consulting services providers in recruiting such personnel. Our ability to recruit talented personnel and retain existing employees may be affected if our compensation package and employee benefits are perceived as unattractive. If we are unable to retain existing employees and attract new personnel suitable for our business, we may not be able to accomplish our business objectives.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

A sizeable portion of our cash has been invested in investments, which may decline in value and adversely affect our financial condition and ability to operate.

As of August 31, 2025, we invested approximately of HKD3.5 million of our cash in private equity funds or privately held investment entities in which we participate as a passive investor and do not have significant influence over the investment. We plan to hold these investments for long-term capital appreciation purposes, with an expected holding period of three to five years.

However, the value of these investments may fluctuate due to changes in market conditions, the performance of the underlying assets, or other factors outside our control. Furthermore, these investments are generally illiquid, which means it may not be possible to access or withdraw our funds on short notice should we require additional liquidity to support our operations or meet unforeseen obligations. If the value of these investments declines significantly, or if we are unable to access our invested capital when needed, our financial condition, cash flows, and ability to fund our ongoing operations could be materially and adversely affected.

We rely on our Chairman, Chief Executive Officer and our key professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

We have an experienced and capable management team, including Mr. Qin Chen, our Chief Executive Officer and Chairman of the Board, who is responsible for managing our daily operations and customer relations, implementing our business strategies, pricing, overseeing financial performance and supervising employees. They play a crucial role in both our internal and external management. If we lose any members of our management team, we may face difficulties in executing our current plans and strategies, our business could be harmed and our growth prospects may be inhibited. negotiating, planning, pricing, new service offering development and rollout.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may not be adequately insured against losses and liabilities arising from our operations.

We recognize that our operation and business are susceptible to potential losses and our exposure to liability arising from claims of various nature are set out in the risk factors above. Our Company has purchased insurance policies, including employees’ compensation insurance. Although we do not currently maintain a directors’ and officers’ insurance policy pursuant to which our directors and executive officers are insured against liability for actions taken in their capacities as directors and officers, we intend to purchase such insurance policy prior to the commencement of this Offering. While we believe our level of coverage is in line with common industry practice and may sufficiently provide us with insurance coverage for foreseeable risks, the current coverage of our insurance policies may not be adequate to fully compensate for the losses suffered by us. Further, any compensation is contingent upon the assessment of the relevant insurance companies in accordance with the terms of the relevant insurance policies. There is no guarantee that we will be indemnified in part or in full in any given case. In the event that we suffer from any losses, damages or liabilities in the course of our business operations which our insurance does not cover, we may not have sufficient funds to cover such losses, damages or liabilities. The resulting payment to cover such losses, damages or liabilities may have a material adverse effect on our business, operating results and financial position.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this Offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

We are exposed to risks of heightened geopolitical tensions and deteriorating market conditions, such as Chian-U.S. trade conflicts.

As we mainly serve the Asian market, our business growth is primarily dependent upon the economy and market condition in Asia. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the China-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the economy. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

In addition, the immigration services industry we operate in may be affected by economic downturns, political instability, trade disputes, and changes in government regulation. These events can lead to disruptions in the immigration services industry, fluctuations in demand for our services, and increased operational costs. General economic conditions, including slow global recovery from economic downturns, geopolitical conditions and uncertainty about the strength or pace of economic recovery have affected and can continue to affect consumer behavior in the industry and consequently could reduce the demand for our services.

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Our Company is a holding company, and we will in the future rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For the years ended August 31, 2024 and 2025, we declared dividends of HK$6 million and HK$4 million (US$0.5 million), respectively. On October 16, 2025, Tino Global Limited distributed dividends of HK$8 million (US$1.0 million) exclusively to its shareholder Mr. Chi Yan Chan, who held 100% of the equity of Tino Global Limited at the time. As of the date of this prospectus, all the above declared dividends have been paid. However, we do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a distribution or dividend be paid, if following the date on which the dividend is proposed to be paid, the company would be unable to pay its debts as they fall due in the ordinary course of business. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid on the Class A Ordinary Shares. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from our Company to our Operating Subsidiary or our Operating Subsidiary to our Company, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our Operating Subsidiary in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and our Company, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Our Company is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, our Operating Subsidiary is headquartered in Hong Kong and our Chief Executive Officer, Chief Financial Officer and all members of our Board of Directors are based in Hong Kong and all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filing procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in mainland China, as well as limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this Offering into mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Li & Partners, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, our Company and our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by our Company and/or its subsidiary or denied by any relevant authorities. Our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Li & Partners that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that our Company and our Operating Subsidiary currently have no operations in mainland China, management understands that as of the date of this prospectus, our Company is not required to obtain any permissions or approvals from mainland Chinese authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any mainland Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by our Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and our Company, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of our Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC central government or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue this Offering. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended August 31, 2025 and 2024, our revenue was derived from immigration services service projects in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”)and Article 23 of the Basic Law could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

On March 23, 2024, the Hong Kong government passed domestic security legislation under Article 23 of the Basic Law. This law prohibits seven types of offenses, including treason, espionage, and theft of state secrets. The passage of this law has been viewed by international observers, human rights organizations, and some governments as potentially undermining the autonomy of Hong Kong. It is difficult for us to predict the degree of the adverse impact that Article 23 will have on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HFCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, OneStop Assurance PAC, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”) nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and Hong Kong Operating Subsidiary’s operations in Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC, including Hong Kong. For example, in Mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Mainland China. Although the authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Risks Related to This Offering and Class A Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the U.S.. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S.. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We may in the future rely on home country practice with respect to any corporate governance matters. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

Our significant shareholder has considerable influence over our corporate matters.

Our authorized and issued share capital are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Provided that such transfer complies with applicable Nasdaq Listing Rules, the instrument of transfer of any share shall be in writing and in any usual or common form or such other form as the directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. The directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which the Company has a lien.

Mr. Qin Chen, our Chief Executive Officer and Chairman, through A2Z Assets Limited, beneficially owns 22,960,000 Class B Ordinary Shares that correspond to 98.9% of the aggregate voting power of our Company on a pre-Offering basis and [   ]% of the aggregate voting power on a post-Offering basis of our total issued and outstanding share capital. As a result of the dual-class share structure and the concentration of ownership, Mr. Qin Chen will have considerable influence over corporate matters requiring shareholder approval and will independently control the operations of our Company, including without limitation, electing directors. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, its interests may differ from the interests of our Company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between our shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and our shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of any August 31 before that time, in which case we would no longer be an emerging growth company as of the following August 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. We may elect to rely on the “controlled company” exemption under the Nasdaq listing rules in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that Mr. Qin Chen, our Chief Executive Officer and Chairman, through A2Z Assets Limited, to beneficially own a majority of our issued Class A Ordinary Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may in the future rely on the “controlled company” exemption under the Nasdaq listing rules. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. This includes implementing new information technology and systems for the preparation of financial statements, implementing additional review procedures within our accounting and finance department, and hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures, and supplement our internal resources in our computation processes.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 5,040,000 Class A Ordinary Shares are outstanding before the consummation of this Offering and [   ] Class A Ordinary Shares will be outstanding immediately after this Offering. All of the Class A Ordinary Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering, we will have a total of [   ] Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, the [   ] Class A Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Class A Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Ordinary Shares Eligible for Future Sale.” All remaining Class A Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholders sell a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. Our executive officers, directors and shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Class A Ordinary Shares and certain other securities held by them for a period of no less than six months following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Class A Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The IPO price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our IPO. If you purchase our Class A Ordinary Shares in our IPO, you may not be able to resell those Class A Ordinary Shares at or above the IPO price. We cannot assure you that our Class A Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by our Company’s significant shareholder, or the issuance of new shares by our Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. A few shareholders hold a significant portion of our Class A Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of our Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in our Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Class A Ordinary Shares. We cannot assure you that an active trading market for our Class A Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Class A Ordinary Shares will be determined by negotiations between us and the representatives of the underwriter and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Class A Ordinary Shares on Nasdaq but we provide no assurance that our ordinary shares will be approved for listing on Nasdaq in connection with this Offering. Further, if we are successful in listing the Class A Ordinary Shares on Nasdaq we cannot ensure that an active public market for our Class A Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Class A Ordinary Shares;

●	you may not be able to resell your Class A Ordinary Shares at or above the public offering price;

●	the market price of our Class A Ordinary Shares may experience more price volatility; and

●	there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Class A Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming the completion of the Offering, if you purchase Class A Ordinary Shares in this Offering, you will incur immediate dilution of approximately US$[   ] in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of register of members of these companies. Under our post-offering memorandum and articles of association, the directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the directors, provided that the shareholders shall receive the annual audited financial statements of the Company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

As of the date of this prospectus, our Chief Executive Officer and Chairman, Mr. Qin Chen, our Chief Financial Officer, Mr. Si Ai, and our Chief Operating Officer, Xiaowen Wang, are based in the PRC.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Li & Partners, our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to our Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of our Company, our directors, officers, advisors or service providers will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$[   ], or approximately US$[   ] if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of US$[   ] per share, being the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

Approximately 20% for the enhancement of our service capabilities, including the upgrade of our overseas consulting infrastructure, acquisition of professional tools, and expansion of our global service network.

Approximately 30% for strategic partnerships and potential acquisitions of businesses that complement our existing cross-border consulting, media and commission-based service lines, with the aim of strengthening our market position in key regions;

Approximately 25% for the technology upgrades to improve efficiency and enhance the customer experience across our major business segments;

Approximately 25% for business expansion initiatives and operational scaling, including marketing and promotional activities in overseas markets, talent acquisition, and service diversification.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

For the years ended August 31, 2024 and 2025, we declared dividends of HK$6 million and HK$4 million (US$0.5 million), respectively. On October 16, 2025, Tino Global Limited distributed dividends of HK$8 million (US$1.0 million) exclusively to its shareholder Mr. Chi Yan Chan, who held 100% of the equity of Tino Global Limited at the time. As of the date of this prospectus, all the above declared dividends have been paid.

We do not have a formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

CAPITALIZATION

The following tables set forth our capitalization as of August 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to give effect to the issuance and sale of [ ] Class A Ordinary shares at an assumed initial public Offer Price of US$[ ] per Class A Ordinary Shares after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us.

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of August 31, 2025
	Actual	As Adjusted	As adjusted, assumed full exercise of the over-allotment option
(in US$)
Indebtedness	[ ]	[ ]	[ ]

Equity:
Class A Ordinary Shares, 450,000,000 shares authorized, par value US$0.0001 each share, 5,040,000 Class A Ordinary Shares issued and outstanding as of August 31, 2025; [ ] Class A Ordinary Shares issued and outstanding on an as adjusted basis	[ ]	[ ]	[ ]
Class B Ordinary Shares, 50,000,000 shares authorized, par value US$0.0001 each share, 22,960,000 Class B Ordinary Shares issued and outstanding as of August 31, 2025; [ ] Class B Ordinary Shares issued and outstanding on an as adjusted basis	[ ]	[ ]	[ ]
Additional paid-in capital	[ ]	[ ]	[ ]
Retained earnings	[ ]	[ ]	[ ]
Accumulated comprehensive income	[ ]	[ ]	[ ]
Total Shareholders’ Equity	[ ]	[ ]	[ ]
Total capitalization	[ ]	[ ]	[ ]

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of August 31, 2025 was HK$15,677,547 (US$ 2,010,922).

After giving effect to the issuance and sale of [    ] Class A Ordinary Shares in this Offering at an assumed initial public Offer Price of US$[   ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of August 31, 2025 would have been US$[    ] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[    ] to existing shareholders and an immediate dilution in net tangible book value of US$[    ] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price	[ ]
Net tangible book value as of August 31, 2025	[ ]
Pro forma net tangible book value after giving effect to this Offering	[ ]
Amount of dilution in net tangible book value to investors in this Offering	[ ]

The following table summarizes, on a pro forma as adjusted basis as of August 31, 2025, the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of US$[    ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Class A Ordinary Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders	[ ]	[ ]	[ ]	[ ]	[ ]
Investors in this Offering	[ ]	[ ]	[ ]	[ ]	[ ]
Total	[ ]	100	[ ]	100	[ ]

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Class A Ordinary Shares and other terms of this Offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following statements of operations data and cash flow data for the years ended August 31, 2024 and 2025, and balance sheet data as of August 31, 2024 and 2025 have been derived from our financial statements included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Financial and Operating Data section together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are a Cayman Islands holding company. The Company and its subsidiary (collectively, the “Group”) specialize in representing and amplifying the presence of overseas immigration programs, acting as an immigration project marketing and promotion partner across Asian markets. Our core business mainly consists of two parts, namely: (i) market promotion services for immigration projects and (ii) immigration consulting services. We bridge global opportunities with regional demand through targeted strategies and deep market insights.

Since our establishment in 2008, we have deeply cultivated the immigration services industry for over 15 years, building significant brand recognition and industry influence in the Asian market. Backed by a robust and extensive market promotion network, we effectively identify and engage potential clients across diverse channels. Once prospective customers show interest, we also provide direct, professional immigration consulting services to individual clients, offering tailored advice and comprehensive support throughout their immigration journey.

For the years ended August 31, 2024 and 2025, our total revenue was HK$23,685,274 and HK$23,943,147 (US$3,071,130), respectively. Our gross profit and net income were HK$15,351,110 (US$1,969,050) and HK$8,136,324 (US$1,043,626), respectively, for the year ended August 31, 2025, as compared to our gross profit and net income of HK$17,224,499 and HK$8,987,095, respectively, for the year ended August 31, 2024.

We have formulated both short-term and long-term development strategies. In the short term (1-3 years), we will focus on upgrading our digital infrastructure, including enhanced client management systems and project tracking platforms. This technological improvement will strengthen operational efficiency and service quality. Simultaneously, we will deepen our presence in existing markets by selectively adding complementary immigration programs. In the long term (3-5 years), beyond geographical expansion into new markets like Southeast Asian and Middle East Asian, we will develop a comprehensive suite of value-added services tailored to clients’ needs. These will include education consulting, relocation assistance, and wealth management solutions, establishing the Group as a holistic one-stop partner for international living.

Our mission is to diligently connect Asian clients with premier global immigration opportunities through our powerful marketing network and deep market expertise. We are committed to providing end-to-end support—from precise program promotion and lead generation to offering personalized, professional consulting services, ensuring every client receives trustworthy guidance and a seamless journey toward their goals.

A. Operating Results

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations consist of the following:

Macro-Economic and Political Environment

The Group’s operational performance is profoundly influenced by the global macroeconomic and geopolitical environment. When major immigration destination countries demonstrate economic stability, social security, and vibrant innovation—such as the U.S. technology sector or the high-quality life in Europe —they continuously attract high-net-worth individuals and professionals seeking identity diversification. Conversely, if social uncertainty in Hong Kong rises, living costs remain high, or global geopolitical tensions escalate, it will stimulate greater “risk-averse” immigration demand among local residents. Meanwhile, currency fluctuations, cross-border capital flow regulations, and global wealth allocation trends also directly impact clients’ decision-making timelines and choice of destination.

Changes in Immigration Policies

Changes in immigration policies across different countries are the most critical factor determining the success or failure of the Group’s business. Policy change can quickly impact market demand and the alignment between client qualifications and program requirements. Policy tightening could lead to project suspensions, while open windows present significant business opportunities.

Competitive Landscape

Competition comes not only from local agencies in Hong Kong, but also from direct rivalry with professional immigration law firms and international consulting firms based in countries such as the United States and European countries like Malta. In today’s highly transparent information environment, clients can easily compare global service resources, making simple price competition no longer advantageous.

Ability of our Group to Meet Customer Demands

The target clients are mostly high-net-worth individuals, entrepreneurs, and families of professionals, whose needs have evolved from merely “obtaining residency” to “achieving global lifestyle and wealth planning.” Clients are concerned about whether their children can gain admission to world-class universities, how to optimize cross-border taxation for their families, the livability of retirement destinations, and the convenience of overseas business expansion. They conduct independent research through government websites, professional forums, and social media, and therefore place extremely high demands on the professionalism, integrity, and long-term service capabilities of immigration agencies.

The sustainability of our revenue and net income will depend upon our ability to remain competitive in the immigration services market and to provide high quality services on a consistent basis.

Ability to Overcome the Lack of Trust in High-Risk Decision-Making

In the high-risk, high-cost decision-making context of immigration services, a lack of trust directly leads to customer hesitation or a shift to competitors, significantly reducing consultation-to-signup conversion rates. Even after signing contracts, clients prone to doubt may frequently challenge the proposed plans or delay document submissions, increasing service costs and the risk of application rejections. In the long term, negative word-of-mouth damages brand reputation and weakens market competitiveness, ultimately manifesting as sluggish revenue growth, rising client attrition, and declining profitability. Conversely, positive word-of-mouth enhances trust and drives better business performance.

Results of Operations

The Year Ended August 31, 2025 Compared to the Year Ended August 31, 2024

The following tables set forth a summary of our consolidated results of operations, as well as the yearly change in absolute amount and as a percentage for the fiscal years ended August 31, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Commission revenue	21,182,865	15,560,450	1,995,902
Consulting revenue	2,502,409	8,382,697	1,075,228
Total revenue	23,685,274	23,943,147	3,071,130
Cost of revenue - Commission	(3,866,107)	(584,750)	(75,004)
Cost of revenue - Consulting	(2,594,668)	(8,007,287)	(1,027,076)
Total cost of revenue	(6,460,775)	(8,592,037)	(1,102,080)
Gross profit	17,224,499	15,351,110	1,969,050

Operating expenses
Selling and marketing expenses	(3,827,305)	(2,706,010)	(347,093)
General and administrative expenses	(2,845,257)	(3,733,263)	(478,857)
Total operating expenses	(6,672,562)	(6,439,273)	(825,950)
Operating profit	10,551,937	8,911,837	1,143,100

Other income (expenses)
Interest income	24,759	79,204	10,159
Other income	-	38,969	4,998
(Losses) gains from fair value change of investments	(16,205)	500,835	64,241
Total other income, net	8,554	619,008	79,398

Income before income tax	10,560,491	9,530,845	1,222,498
Income tax expenses	(1,573,396)	(1,394,521)	(178,872)
Net income	8,987,095	8,136,324	1,043,626

Key Components of Results of Operations

Revenue

The Group has two revenue streams, Immigration Promotion Services (the “Commission Revenue”) and Immigration Consulting Services (the “Consulting Revenue”). For immigration promotion services, revenue is recognized at the point in time when the end-client (the immigrants) signed the agreement with our customer and made the payment to overseas real estate developers, fund sponsors, or other immigration-related service providers (collectively, the Group’s “customer”), which signals the completion of the Group’s obligations to identify and refer clients. For U.S. projects, commission revenue is followed by an annual service revenue as the second performance obligation in the contract. The transaction price is separately defined in the contract as annual fees. After a client referral is secured, the Group will act as the liaison between the fund sponsor and the end-client, facilitating communication throughout the investment period, which starts on the date when the project partner invests the raised funds into qualifying investments and typically lasts for five years. Revenue is recognized over the service period on a straight-line basis over the investment term, as the Group provides the services continuously throughout the period.

For immigration consulting services, revenue is recognized at the point in time where the Group submits the corresponding form to the customer’s immigration representative lawyer, or where the client receives the final approval for immigration, based on the contract type.

Commission revenue for 2025 decreased by HK$5,622,415 (US$721,174), or 26.54%, to HK$15,560,450 (US$1,995,902), compared with HK$21,182,865 in 2024. This was largely attributable to weakened confidence among prospective immigrants, a trend driven by the uncertainty in U.S. immigration policy following the national election. Commission revenue, excluding Annual fees, from the U.S. region for 2025 decreased by HK$5,446,804 (US$698,649), or 37.6%, to HK$9,039,695 (US$1,159,500), compared with HK$14,486,498 in 2024.

Consulting revenue for 2025 increased by HK$5,880,288 (US$754,251), or 234.99%, to HK$8,382,697 (US$1,075,228), compared with HK$2,502,409 in 2024. This growth was achieved as the Group strategically responded to a decline in immigrant confidence following U.S. election-driven immigration policy shifts by offering a greater volume of lower-margin consulting services to attract clients. Consulting revenue from the U.S. region for 2025 increased by HK$5,047,401 (US$647,418), or 211.43%, to HK$7,434,677 (US$953,628), compared with HK$2,387,275 in 2024.

As a result, for fiscal year 2025, the Group’s total revenue increased by HK$257,873 (US$33,077), or 1.09%, to HK$23,943,147 (US$3,071,130), compared with HK$23,685,274 in 2024.

Cost of Revenue

Cost of revenue consists primarily of labor costs, commissions to the third-party promoters, lawyer fees, and all other costs directly related to generating revenue, which could fluctuate as a result of changes in region, time, and inflation. For the year ended August 31, 2025, the total cost of revenue increased by HK$2,131,262 (US$273,372), or 32.99%, to HK$8,592,037 (US$1,102,080), compared with HK$6,460,775 in 2024.

For Commission Revenue, costs decreased by HK$3,281,358 (US$420,892), or 84.87%, to HK$584,750 (US$75,004) in 2025, compared with HK$3,866,107 in 2024, driven by a strategic shift to reduce reliance on third-party channels and prioritize client follow-up by the Group’s internal teams.

For Consulting Revenue, costs increased by HK$5,412,619 (US$694,264), or 208.61%, to HK$8,007,287 (US$1,027,076) in 2025, compared with HK$2,594,668 in 2024, in direct response to the expansion of the Group’s consulting clientele.

Gross Profit

Gross profit for 2025 decreased by HK$1,873,389 (US$240,295), or 10.88%, to HK$15,351,110 (US$1,969,050), compared with HK$17,224,499 in 2024. For Commissions, gross margin for 2025 was 96.24%, compared to 81.75% for 2024, as a result of the Group’s strategic shift to reduce the reliance on the third-party project promoters.

For Consulting, gross margin for 2025 was 4.48%, compared to a negative 3.69% for 2024, mainly due to the Group’s strategic shift to offer a greater volume of lower-margin consulting services to attract clients and cut off the portion with negative gross profit.

Operating Expenses

Total operating expenses decreased by HK$233,289 (US$29,923), or 3.5%, to HK$6,439,273 (US$825,950) in 2025 from HK$6,672,562 in 2024. This change was primarily due to an increase in market advertising efforts, which led to higher sales and marketing expenses, and was offset by the decrease in general and administrative expenses.

Sales and Marketing Expenses

Selling and marketing expenses decreased by HK$1,121,295 (US$143,826), or 29.3%, to HK$2,706,010 (US$347,093) in 2025 from HK$3,827,305 in 2024, primarily due to a strategic shift in the Group’s marketing approach: reducing the number of outsourced roadshows as a result of their lower customer conversion rates, and reallocating resources towards providing more consulting services to drive conversions.

General and Administrative Expenses

General and administrative expenses increased by HK$888,006 (US$113,902), or 31.21%, to HK$3,733,263 (US$478,857) in 2025 from HK$2,845,257 in 2024, which mainly resulted from (i) professional fees incurred for extensive immigration legal consultations; and (ii) expenditures for office refurbishment.

Operating Income

The Group’s operating income decreased by HK$1,640,100 (US$210,372), or 15.54%, to HK$8,911,837 (US$1,143,100) in 2025 from HK$10,551,937 in 2024.

Interest Income

The Group’s interest income increased by HK$54,445 (US$6,984), or 219.9%, from HK$24,759 for the year ended August 31, 2024 to HK$79,204 (US$10,159) for the year ended August 31, 2025. This increase was primarily due to interest from a short-term loan which was issued and repaid within fiscal year 2025.

Other Income (Expense)

The Group’s other income (expense) increased by HK$38,969 (US$4,998), from nil for the year ended August 31, 2024 to HK$38,969 (US$4,998) for the year ended August 31, 2025.

(Losses) Gains from Fair Value Change of Investments

The Group’s (losses) gains from fair value change of investments increased by HK$517,040 (US$66,319), from a negative HK$16,205 for the year ended August 31, 2024 to HK$500,835 (US$64,241) for the year ended August 31, 2025.

Income before Income Tax

The Group’s income before income tax decreased by HK$1,029,646 (US$132,070), or 9.75%, to HK$9,530,845 (US$1,222,498) in 2025 from HK$10,560,491 in 2024.

Income Tax Expense

The Group’s income tax expense amounted to HK$1,394,521 (US$178,872) for the year ended August 31, 2025, and HK$1,573,396 for the year ended August 31, 2024. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of taxable profits of the qualifying group entity will be taxed at 8.25%, and taxable profits above HK$2,000,000 will be taxed at 16.5%.

Net Income

The Group’s net income decreased by HK$850,771 (US$109,126), or 9.47%, to HK$8,136,324 (US$1,043,626) in 2025 from HK$8,987,095 in 2024.

Taxation

Cayman Islands

Tino Group Limited is incorporated in the Cayman Islands. Under the laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payment of dividends by us to our shareholders, no withholding tax will be imposed.

Hong Kong

The Company’s subsidiary, Tino Global, is incorporated in Hong Kong and is subject to the Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by us to its shareholders, no HK withholding tax will be imposed.

For the year ended August 31, 2025, income tax expense for the Group was HK$1,394,521 (US$178,872), compared to HK$1,573,396 for the year ended August 31, 2024.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been net proceeds from operations, cash flow from net income, which have historically been sufficient to meet our working capital and substantially all our capital expenditure requirements. As of August 31, 2024 and 2025, we had cash and cash equivalents of HK$7,223,268 and HK$14,892,605 (US$1,910,239), respectively.

Based on our current level of operations and available cash, we believe that we have sufficient liquidity to fund our projected working capital requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to borrow from banks and from cash generated from operating activities. If we were unable to obtain additional loans or cash as required, our business, operations and prospects, and our ability to maintain our desired level of revenue growth may suffer materially.

Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our market, the expansion of our businesses, and the expansion and penetration of our business into different geographies. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing instruments.

Use of Proceeds:

We intend to use the net proceeds from this offering in the following manner:

Approximately 20% for the enhancement of our service capabilities, including the upgrade of our overseas consulting infrastructure, acquisition of professional tools, and expansion of our global service network.

Approximately 30% for strategic partnerships and potential acquisitions of businesses that complement our existing cross-border consulting, media and commission-based service lines, with the aim of strengthening our market position in key regions;

Approximately 25% for the technology upgrades to improve efficiency and enhance the customer experience across our major business segments;

Approximately 25% for business expansion initiatives and operational scaling, including marketing and promotional activities in overseas markets, talent acquisition, and service diversification.

Cash Flow

The following table sets forth a summary of our cash flows for the years ended August 31, 2024 and 2025, respectively:

	For the years ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash provided by operating activities	9,213,790	16,469,269	2,112,474
Net cash used in investing activities	(1,352,045)	(5,407,572)	(693,617)
Net cash used in financing activities	(4,130,718)	(3,392,360)	(435,129)
Increase in cash, cash equivalents and restricted cash	3,731,027	7,669,337	983,728

Cash and cash equivalents at beginning of year	3,492,241	7,223,268	926,511
Cash and cash equivalents at end of year	7,223,268	14,892,605	1,910,239

Operating Activities

Net cash provided by operating activities increased by HK$ 7,255,479 (US$930,643), or 78.75%, for the year ended August 31, 2025, compared with the year ended August 31, 2024. This was primarily due to the Group’s enhanced collection efforts, which accelerated customer repayments and reduced accounts receivable balances.

Net cash provided by operating activities was HK$9,213,790 for the year ended August 31, 2024, which mainly consists of Net income of HK$8,987,095 and changes in operating assets and liabilities, including:

Operating assets: (1) Accounts receivable increased by HK$1,982,848; (2) Contract assets increased by HK$341,529; and (3) Prepayments and other current assets increased by HK$1,348,542 for the year ended August 31, 2024.

Operating liabilities: (4) Accounts payable decreased by HK$762,248; (5) Contract liabilities increased by HK$492,906; (6) Taxes payable increased by HK$1,573,396; (7) Other payables increased by HK$1,169,355; (8) Lease liabilities decreased by HK$203,794; and (9) Amount due to related parties increased by HK$1,416,000 for the year ended August 31, 2024.

Net cash provided by operating activities was HK$16,469,269 (US$2,112,474) for the year ended August 31, 2025, which mainly consists of Net income of HK$8,136,324 (US$1,043,626) and changes in operating assets and liabilities, including:

Operating assets: (1) Accounts receivable decreased by HK$5,429,451 (US$696,423); (2) Contract assets increased by HK$492,316 (US$63,148); and (3) Prepayments and other current assets decreased by HK$810,003 (US$103,897) for the year ended August 31, 2025.

Operating liabilities: (4) Accounts payables decreased by HK$1,626,055 (US$208,570); (5) Contract liabilities decreased by HK$274,136 (US$35,163); (6) Taxes payable increased by HK$1,371,892 (US$175,969); (7) Other payables increased by HK$2,254,941 (US$289,236); (8) Lease liabilities decreased by HK$194,097 (US$24,896); and (9) Amount due to related parties increased by HK$1,348,000 (US$172,905) for the year ended August 31, 2025.

Investing Activities

Net cash used in investing activities increased by HK$4,055,527 (US$520,193), or 299.96%, to HK$5,407,572 (US$693,617) for the year ended August 31, 2025, compared with HK$1,352,045 for the year ended August 31, 2024, which was primarily due to (i) Advances to parties increased by HK$2,353,714 (US$301,905) and (ii) Cash paid to acquire investments increased by HK$1,958,359 (US$251,194).

Financing Activities

Net cash used in financing activities decreased by HK$738,358 (US$94,707), or 17.87%, to HK$3,392,360 (US$435,129) for the year ended August 31, 2025, compared with HK$4,130,718 for the year ended August 31, 2024, which was primarily due to decrease in dividends paid in cash of HK$2,051,392 (US$263,127), and offset by the increase in deferred offering cost of HK$389,515 (US$49,962) and the increase in repayments to related parties of HK$567,100 (US$72,741).

Leased Properties

The Group has one operating lease for office space from 2022 to 2025 and from 2025 to 2028. The right-of-use assets and the lease liabilities of the Group as of August 31, 2024 and 2025 were set out below:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets	593,706	1,088,980	139,680
Accumulated amortization of operating lease right-of-use assets	(387,609)	(593,706)	(76,153)
Operating lease right-of-use assets, net	206,097	495,274	63,527

Operating lease liabilities, current	194,097	163,465	20,967
Operating lease liabilities, non-current	-	331,809	42,560

Weighted-average remaining lease term (years)	1	3	3
Weighted-average discount rate	4%	4%	4%

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after considering our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

The critical accounting policies, judgments, and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

●	Our selection of critical accounting policies;

●	The judgments and other uncertainties affecting the application of such policies;

●	The sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting policy to be critical if they require a higher degree of judgment than others in their application. Our significant accounting policies include revenue recognition, impairment of long-lived assets, income taxes, which are fully described in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) Allowance for credit losses and (ii) impairment of long-lived assets as follows:

Allowance for Credit Losses

Accounts receivable is stated at the original amount less an allowance for credit losses. Accounts receivable is recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, we adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previously incurred loss impairment model. We use aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. Our estimation of allowance for credit losses considers factors such as historical credit losses experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis and applying current situation adjustment. Accounts receivable balances are written off after all collection efforts have been exhausted.

As of August 31, 2024 and 2025, the Group’s allowances for credit losses of accounts receivable were both nil. The Group maintained no allowance for credit losses on accounts receivable, as all balances were considered fully collectible based on historical experiences and customer creditworthiness.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Internal Control over Financial Reporting

As a Company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

In the course of preparing and auditing our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weaknesses identified relate to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. This includes implementing new information technology and systems for the preparation of financial statements, implementing additional review procedures within our accounting and finance department, and hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures, and supplement our internal resources in our computation processes.

C. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Liquidity Risk

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating, and other factors, and we may not be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, as well as on our ability to timely repay existing commitments.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits, and monitoring procedures. We manage credit risk through in-house research and analysis of the economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography, and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by considering the current financial position of the customer and the current and likely future exposures to the customer.

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure during the years ended August 31, 2024 and 2025.

Concentration Risk of Customer

We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. For the year ended August 31, 2024, two major clients contributing 29% of total sales, with sales amounts of HK$4,579,100 and HK$2,483,868, respectively. For the year ended August 31, 2025, revenue concentration remained material, with two major clients contributing 26% of total sales, with sales amounts of HK$3,748,035 (US$480,752) and HK$2,455,587 (US$314,972), respectively.

	For the year ended August 31,
	2024	2025
Percentage of the Group’s sales
Customer A	19%	*
Customer B	10%	*
Customer C	*	16%
Customer D	*	10%
TOTAL	29%	26%

*	Indicates that the customer did not exceed 10% of total revenue in the corresponding year.

We expect our net revenue will continue to be highly dependent on the limited number of customers who account for a large percentage of our total area committed.

Concentration Risk of Supplier

For the year ended August 31, 2024, two key suppliers accounted for over 10% of the Group’s total purchase amounts for operation, with amounts of HK$6,163,240 (US$790,544, or 52%) and HK$1,585,974 (US$203,429, or 13%), respectively. For the year ended August 31, 2025, the purchase amounts concentration remained material, with one major supplier contributing HK$9,915,017 (US$1,271,776, or 70%) of the total purchase. Although the Group has established stable cooperative relationships with its major suppliers, any operational fluctuations or disruptions in cooperation with these key suppliers may adversely affect the stability of the Group’s supply chain.

	For the year ended August 31,
	2024	2025
Percentage of the Group’s purchases
Supplier A	52%	70%
Supplier B	13%	*
TOTAL	65%	70%

*	Indicates that the supplier did not exceed 10% of total operating expenses in the corresponding year.

Consequently, the Group’s revenue and growth are heavily reliant on a limited number of key customers and suppliers, creating significant concentration risks. In both 2024 and 2025, a few suppliers accounted for a major share of purchases. This dependency underscores the importance of retaining existing customers, securing new clients, and diversifying the supplier base to mitigate potential disruptions. Failure to maintain these key relationships or a significant reduction in orders from major customers could have a severe negative impact on the Group’s financial performance and future growth prospects. Therefore, strategic efforts to expand the customer base and strengthen supplier relationships are critical for long-term sustainability.

OUR CORPORATE STRUCTURE AND HISTORY

Corporate Structure

Our Company is a holding company with no operations of its own. We conduct our operations through our wholly-owned Operating Subsidiary. This is an offering of the Class A Ordinary Shares of Tino Group Limited, a Cayman Islands exempted company with limited liability, instead of the shares in our Operating Subsidiary.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on September 12, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Tino Global Limited.

Tino Global Limited was incorporated in Hong Kong on May 23, 2008. After establishment, Tino Global Limited initially provided legal advisory services for U.S. immigration. In 2013, it strategically shifted its focus to promoting U.S. immigration programs, capitalizing on the growing demand in the Asian market. In 2017, in response to evolving market trends, Tino Global Limited diversified its service offerings by expanding its program portfolio beyond the U.S. to include other popular immigration destinations such as Greece, Malta, Turkey, Singapore and Japan.

On September 12, 2025, for purposes of our reorganization, we established Tino Group Limited, as our holding company in the Cayman Islands.

On October 28, 2025, A2Z Assets Limited transferred 22,960,000 Class B Ordinary Shares to Mr. Chi Yan Chan, who held 100% equity interests of Tino Global Limited on trust for and on behalf of Mr. Qin Chen at that time.

On October 28, 2025, our Company further allotted and issued 5,040,000 Class A Ordinary Shares to Mr. Chi Yan Chan. On December 9, 2025, Mr. Chi Yan Chan transferred 1,204,000 Class A Ordinary Shares to LMZ Assets Limited, 176,000 Class A Ordinary Shares to YHM Assets Limited, and 1,344,000 Class A Ordinary Shares to Ms. Yiu Kam To.

On December 1, 2025, Tino Group Limited obtained 100% of the equity interests of Tino Global Limited using a nominal price of HKD1 from Mr. Chi Yan Chan, who held 100% of the equity interests of Tino Global Limited on trust for and on behalf of Mr. Qin Chen at the time. As a result, Tino Global Limited became the wholly owned subsidiary of Tino Group Limited.

On December 9, 2025, as a result of the termination of the trust arrangement between Mr. Chi Yan Chan and Mr. Qin Chen, Mr. Chi Yan Chan transferred all of his 22,960,000 Class B Ordinary Shares to A2Z Assets Limited, which is wholly-owned by Mr. Qin Chen.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

INDUSTRY OVERVIEW

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications generally believed to be reliable and the market research report prepared by T&H Consulting Services Co,. Limited and commissioned by our Company. All information and data presented in this section is derived from T&H Consulting Services Co,. Limited industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Economic Development in the Asian Region

Sustained Economic Growth in East Asia and the Pacific

Despite increasing uncertainty in global economic growth, the East Asia and Pacific region has continued to expand its overall economic output, demonstrating strong economic resilience. The region’s total GDP was approximately USD 27.32 trillion in 2019, rising to USD 31.88 trillion in 2024, and is expected to further increase to USD 36.08 trillion by 2028, representing a compound annual growth rate (CAGR) of approximately 3.14% from 2019 to 2028.

Source: World Bank, TH Consulting

Economies within the East Asia and Pacific region continue to advance industrial upgrading and technological innovation, driving higher household income levels and accelerated wealth accumulation. The region remains a key engine of global economic growth. As the middle class expands and awareness of cross-border investment increases, there has been a notable rise in demand for overseas asset allocation, education, and high-skilled migration, providing a solid foundation for the sustained development of the investment migration and related service industries.

Steady Growth in Per Capita Disposable Income of Chinese Residents

In recent years, the per capita disposable income of Chinese residents has steadily increased. According to publicly available data, the national per capita disposable income was approximately RMB 30,733 in 2019, and that of urban residents was about RMB 42,359. By 2024, these figures had risen to RMB 41,314 and RMB 54,188, respectively. It is estimated that by 2028, the national and urban per capita disposable incomes will reach RMB 52,355 and RMB 66,117, respectively. Overall, from 2019 to 2028E, both indicators are expected to maintain moderate growth, with compound annual growth rates (CAGR) of approximately 6.1% and 5.1%, respectively, reflecting the continued improvement in household income levels and consumer purchasing power.

With industrial upgrading, improved employment quality, and the enhancement of the social security system, residents’ wealth accumulation and consumption capacity have steadily strengthened. The middle- and high-income groups have expanded rapidly, leading to a notable increase in demand for wealth management, educational investment, international healthcare, and global asset allocation. This, in turn, has driven multi-dimensional cross-border mobility in areas such as investment migration, education migration, and identity planning. Overall, rising income levels have not only enhanced residents’ sense of economic security but also encouraged Chinese households to participate more actively in global development opportunities.

Source: National Bureau of Statistics, TH Consulting

Steady Growth in the Number of Wealthy Households in China

The number of wealthy households in China has maintained steady growth overall. In 2019, there were approximately 6.92 million wealthy households in China, increasing to about 7.19 million by 2024. It is estimated that by 2028, the number will reach approximately 7.42 million, representing a compound annual growth rate (CAGR) of around 0.78% from 2019 to 2028.

With the rise in disposable income, diversification of asset allocation, and growing awareness of wealth management, the number of mid- to high-net-worth individuals in China has steadily increased, driving the continuous expansion of the wealthy household segment. Despite short-term uncertainties arising from slower economic growth and global market volatility, in the long term, the overall number of wealthy households in China is expected to maintain moderate growth, forming a stable market foundation for investment migration, asset planning, and global wealth management services.

Source: Hurun Wealth Report, TH Consulting

Overview of Global Migration Development

Continued Growth in Global Migration Scale

The current global migration landscape is characterized by sustained growth in scale, diversification of migration types, and a widening range of destinations. According to data from the United Nations, the global international migrant population has exceeded 304 million, accounting for 3.7% of the world’s total population, and has become an important driving force for global economic, social, and cultural exchange. Economic globalization, population aging, internationalization of education, and regional security conditions are the main driving factors. North America remains the most attractive migration destination, with the United States and Canada maintaining their advantages through investment immigration and high-skilled talent programs. Meanwhile, European countries attract mid- to high-end migrants through golden visa schemes, entrepreneurship visas, and family reunification policies.

At the same time, global immigration policies are undergoing structural optimization. On one hand, developed countries are generally tightening the admission of low-skilled labor; on the other hand, they are encouraging the inflow of capital, talent, and innovation-driven migrants. The application of digital and intelligent technologies is reshaping immigration management systems, enhancing both efficiency and transparency.

Overall, the global migration landscape is expected to evolve toward “high-quality mobility,” with high-skilled, investment-oriented, and education-driven migration becoming the mainstream. Destination countries are also shifting from traditional immigration hubs toward a more multipolar global structure.

Source: UN DESA, TH Consulting

Global Immigration Inflows and Outflows

According to data from the United Nations, the international migrant population from major source countries has continued to grow between 1990 and 2024. India has long ranked first globally, with the number of emigrants increasing from approximately 6.57 million in 1990 to around 18.53 million in 2024. Mexico, the Russian Federation, and China follow closely, with migrant populations reaching approximately 11.60 million, 9.13 million, and 11.70 million, respectively, in 2024. Countries such as the Syrian Arab Republic, Bangladesh, Pakistan, Ukraine, the Philippines, and Afghanistan have also experienced significant increases in emigration, with particularly sharp growth observed in Syria and Ukraine, reflecting the profound impact of geopolitical and economic factors on international population flows. Overall, Asian countries have taken a leading position in global emigration patterns, serving as the main driving force behind the continued expansion of global migration.

Source: UN DESA，TH Consulting

Source: UN DESA, TH Consulting

According to data from the United Nations, the international migrant population in major destination countries has continued to grow. The United States has long ranked first globally, with the number of international migrants increasing from approximately 23.27 million in 1990 to around 52.38 million in 2024, maintaining its position as the world’s largest immigrant-receiving country. Germany and Saudi Arabia ranked second and third, with approximately 16.75 million and 13.68 million international migrants, respectively. Countries such as the United Kingdom, France, Spain, Canada, the United Arab Emirates, and Australia have also attracted large numbers of international migrants, each hosting more than 8 million migrants as of 2024.

In recent years, as global demand for asset diversification has increased and the trend of wealth globalization among high-net-worth individuals has accelerated, investment migration has gradually become an important driver of international migration growth. Developed economies such as the United States, Canada, Australia, and the United Kingdom have attracted a large number of high-net-worth applicants through various visa and residence programs. Meanwhile, several European and Middle Eastern countries, including Spain, Portugal, Greece, and the United Arab Emirates, have introduced investment residency and property-based immigration schemes to promote capital inflows and support economic recovery.

Migration Development Scale in Asia and China

Asia has become one of the most dynamic regions for cross-border population movement globally, with the number of international migrants rising from approximately 54.2 million in 1990 to about 111 million in 2020, representing a compound annual growth rate (CAGR) of around 3.21%. It is projected that by 2028, this figure will further increase to approximately 133 million. Currently, Asia serves as both a major source and destination for international migration, characterized by a “two-way flow” pattern. On one hand, East and South Asian countries such as China, India, the Philippines, and Vietnam continue to send migrants to Europe, North America, and Oceania. On the other hand, with the region’s rapid economic growth, countries such as Singapore, Japan, South Korea, and the United Arab Emirates have increasingly become key destinations for high-end professionals and foreign workers.

Source: UN DESA, TH Consulting

China has become a key force in the Asian migration landscape. In recent years, China’s outbound migration has continued to expand. According to United Nations statistics, the number of Chinese emigrants increased from approximately 3.99 million in 1990 to about 11.17 million in 2020, representing a compound annual growth rate (CAGR) of around 3.21%. It is estimated that by 2028, China’s international migrant population will reach approximately 14.15 million. China now plays an increasingly significant role in both the Asian and global migration landscape, with a diverse migrant composition that includes investment and entrepreneur migrants, skilled professionals, students transitioning to permanent residency, and family reunion migrants. The main driving factors include demand for global asset allocation, children’s education, medical and retirement planning, and career development. At the same time, China is also gradually becoming an important migration destination within the region, attracting international students and professionals from Southeast Asia, Africa, and countries along the Belt and Road Initiative.

Source: UN DESA, TH Consulting

Asia’s migration pattern is shifting from a “one-way outflow” to a model of “regional interaction,” while China’s influence in the global migration landscape continues to rise.

Motives and Types of Migration

With the continuous deepening of globalization, cross-border population movement has become an integral part of the global socio-economic landscape. Migration reflects not only disparities in development levels and labor mobility among countries but also embodies multidimensional interactions involving cultural exchange and humanitarian considerations. Based on differences in migration motives and policy orientations, global migration can generally be categorized into four major types: economic migration, family reunification migration, study-related migration, and humanitarian migration.

Economic Migration. Economic migration is primarily driven by economic activities, with applicants typically seeking higher income levels, better career development opportunities, or more favorable investment environments. This category represents the largest and most complex segment within the global migration system and mainly includes three forms: employment migration, investment migration, and entrepreneurship migration.

(i) Employment Migration. Employment migration refers to the migration pathway through which individuals obtain residence or long-term work permits based on their professional skills or labor market demand. This category can be further divided into high-skilled and low-skilled migration. High-skilled migration typically targets individuals with higher education and specialized technical expertise. Low-skilled labor migration mainly involves labor-intensive sectors such as agriculture, construction, and services, and is generally granted through temporary or seasonal visa programs, such as agricultural worker visas and short-term service industry permits.

(ii) Investment Migration. Investment migration refers to the form of migration in which applicants obtain residency or permanent residence status through direct investment, capital contribution, or job creation. Such policies are designed to attract foreign capital and stimulate economic growth. Representative programs include the U.S. EB-5 Immigrant Investor Program and Portugal’s Golden Visa scheme, both of which use capital thresholds and employment creation as their core evaluation criteria.

(iii) Entrepreneurship Migration. Entrepreneurship migration emphasizes innovation and business creation, encouraging applicants to establish enterprises or develop innovative projects in the destination country to promote economic diversification and industrial upgrading. Representative programs include the United Kingdom’s Innovator Visa and Canada’s Start-up Visa. Such policies reflect the strategic orientation of countries seeking to attract innovative talent and emerging industries amid global competition.

Family Reunification Migration. Family reunification migration is based on kinship ties and aims to ensure family unity and integrity. Such policies reflect national considerations in safeguarding human rights and promoting social stability. Applicants are typically immediate family members—such as spouses, minor children, or parents—who may apply based on their relative’s lawful residence or citizenship status. The European Union’s family reunification framework and the U.S. family-based immigration categories are representative examples. These policies, while balancing humanitarian values and social stability, also demonstrate the importance countries place on social integration and cultural diversity within their immigration governance systems.

Study-Related Migration. Study-related migration has become an increasingly prominent form of migration in recent years, typically following the pathway of “education–employment–residency” to achieve long-term settlement. This model plays a significant role in attracting international talent and promoting educational export. Representative examples include Canada’s “Post-Graduation Work Permit + Canadian Experience Class” model (PGWP + CEC), under which international graduates may obtain post-graduation work permits to gain local experience and subsequently apply for permanent residency. Australia has adopted a similar mechanism, allowing international students to apply for permanent residency through temporary work visas and a points-based skilled migration system. The study-related migration model reflects policy coordination between education internationalization and the attraction of high-quality labor forces.

Humanitarian Migration. Humanitarian migration arises from the international community’s commitment to protecting vulnerable groups and upholding human rights, representing a non-economic form of migration. Its core objective is to ensure personal safety, safeguard fundamental rights, and provide social resettlement for those affected by conflict, persecution, or disaster.

(i) Refugees. Refugees are individuals who are forced to leave their countries of origin due to war, persecution, or religious or political reasons. They are typically recognized and resettled under the coordination of the United Nations High Commissioner for Refugees (UNHCR).

(ii) Asylum Seekers. Asylum seekers are individuals or groups who have left their home countries and are applying for refugee status but have not yet been granted such recognition. Their legal status is temporary and subject to review by the host country.

(iii) Stateless Persons. Stateless persons are individuals who, due to political or historical circumstances, have lost their nationality and are not protected under the laws of any country. They require resettlement assistance from international organizations or host nations.

(iv) Cultural and Religious Migrants. Cultural or religious migrants are those who relocate across borders based on religious beliefs, cultural traditions, or collective identity—such as missionaries or members of religious communities. This type of migration holds special significance for the transmission of culture and the continuation of faith.

Overview of the Immigration Services Industry

Definition

The immigration services industry refers to the commercial sector that provides professional consulting, application processing, and post-migration support services for individuals and families. Its core objective is to assist clients in successfully completing the legal migration process from their home country to their destination country and to help them better settle and integrate into their new environment.

The main business segments of this industry include immigration consulting, visa and program application services, overseas settlement support, and legal and accounting advisory. Immigration consulting focuses on interpreting policies and formulating migration plans for clients. Visa and program application services cover document preparation, submission, and follow-up. Overseas settlement services assist clients in adapting to their new environments more efficiently in areas such as education, healthcare, housing, and employment. Legal and accounting support provides assurance in asset planning, tax compliance, and the resolution of legal matters.

The development of the immigration services industry is closely linked to the progress of globalization, national immigration policies, levels of economic development, and demographic changes. As living standards improve and people increasingly seek access to high-quality resources such as education, healthcare, and living environments, market demand for immigration services continues to grow, showing an increasingly diversified and specialized trend.

Value Chain Analysis

Upstream: Program and Resource Providers

In the upstream segment of the immigration services value chain, core resources come from various immigration program sponsors and professional service providers. Immigration program sponsors mainly include government-authorized or certified institutions, such as regional centers under the U.S. EB-5 program, provincial nominee funds in Canada, and certified real estate or fund investment program operators in European countries. These entities hold the policy quotas and implementation rights of immigration programs, serving as the source of policies and resources within the value chain. Their core competitiveness lies in program legitimacy, policy stability, and the scarcity of available quotas.

At the same time, professional service providers form another key pillar of the upstream segment. Overseas law firms are responsible for reviewing application materials, preparing legal documents, and ensuring compliant submissions; financial institutions and asset management firms provide investment channels, fund custody, and cross-border tax planning services. Together, these professional institutions supply the policy, compliance, and product foundation for midstream immigration service providers, forming the “resource supply side” of the upstream value chain.

Midstream: Immigration Agencies and Integrated Platforms

The midstream segment serves as the core operational layer of the entire value chain, undertaking multiple functions such as project integration, client consulting, legal execution, and risk management. The main participants in this segment typically include immigration agencies, international education consulting firms, cross-border investment advisors, and legal and financial advisory teams. Acting as a bridge between upstream program providers and downstream clients, they integrate immigration programs, legal resources, and financial services from different countries to deliver customized, one-stop immigration solutions.

The midstream segment creates value primarily in three aspects: First, information and solution matching — by accurately aligning client needs with available program resources, midstream providers enhance decision-making efficiency. Second, risk and process management — ensuring legal compliance and improving the success rate of applications. Third, brand and trust building — establishing industry barriers through long-term reputation, client experience, and post-service support. With the ongoing digital transformation of the industry, midstream institutions are increasingly evolving into intelligent service platforms, leveraging data analytics and artificial intelligence technologies to improve the precision of client screening and policy matching, thereby enhancing the overall coordination efficiency across the service chain.

Downstream: Client Groups and Market Demand

The downstream segment of the immigration services value chain is client-centered and directly determines the industry’s market scale and profitability model. The main client groups include high-net-worth families, business owners, and professionals. High-net-worth families typically focus on comprehensive needs such as identity planning, global asset allocation, and children’s education, while business owners and career professionals emphasize cross-border business expansion and career development opportunities. The diversification of downstream demand has driven the transformation of immigration services from single-purpose identity processing to an integrated service model encompassing “identity + wealth + education + lifestyle.”

Client acquisition is primarily achieved through two types of channels. The first is institutional partnership channels, such as referrals from private banks, wealth management firms, and international education institutions. The second is direct acquisition channels, including brand reputation, marketing activities, and referrals from existing clients. As the market matures and clients become more sophisticated, competition among service providers in the downstream segment is gradually shifting from “channel competition” to “trust-based competition.” High-quality, compliant, and customized services are expected to become the core competitiveness of the value chain in the future.

Market Size and Trends

Global Immigration Services Market Size

The global immigration services market has maintained steady growth in recent years. From 2019 to 2023, the market size increased from USD 10.25 billion to USD 13.32 billion, representing a compound annual growth rate (CAGR) of approximately 6.8%. With accelerating international population mobility and rising demand for overseas education and employment, the immigration services industry continues to benefit from favorable trends. It is projected that by 2028, the global immigration services market will reach approximately USD 18.53 billion.

Source: TH Consulting

Future Development Trends

Diversification of Services: Expanding from Single Application Processing to Comprehensive Service Offerings

Traditional immigration services were primarily focused on visa applications and residency processing. However, the scope of services has now expanded significantly to include international education, overseas property investment, investment migration, medical tourism migration, and tax planning, among others. Among these, investment and asset allocation–related demands have become the dominant market drivers. Looking ahead, immigration services are expected to evolve toward greater personalization and high-end customization. Service providers will not only offer identity planning but also integrate clients’ needs in education, healthcare, retirement, and wealth management, forming comprehensive “identity + asset + lifestyle” solutions.

Technology-Driven Intelligence: Enhancing Service Efficiency through Digitalization

The application of information technology is profoundly reshaping the operating model of immigration services. The adoption of internet platforms, big data analytics, and artificial intelligence technologies is driving the industry toward greater intelligence and process automation. Online platforms now enable remote consultations, digital application submissions, document uploads, and intelligent reviews, significantly reducing clients’ time and communication costs.

Through big data analytics, service providers can gain precise insights into client profiles, understanding the preferences and policy compatibility of different groups, thereby delivering more targeted solutions. In the future, technology-driven capability will become a core competitive factor in the industry, and intelligent service platforms will serve as a key enabler for enterprises’ digital transformation.

Industry Standardization and Professionalization: Building Trust and Brand Barriers

With the expansion of the industry and the increase in cross-border capital flows, government authorities in various countries are gradually strengthening the regulation of the immigration services market, promoting its development toward greater standardization and professionalization. Regulatory measures cover aspects such as industry entry requirements, qualification certification, compliance management, and information transparency, aiming to prevent false advertising and unlawful practices while safeguarding consumer rights.

Against this backdrop, high-quality institutions are standing out by enhancing their professional capabilities and brand reputation, leading to a new trend of market consolidation. Service teams with interdisciplinary expertise—covering fields such as law, finance, education, and taxation—will become the core driving force behind the industry’s future development.

International Cooperation and Global Expansion: Building a Cross-Border Service Ecosystem

With the deepening of globalization, immigration service institutions are actively expanding international cooperation and global presence. By establishing collaborative mechanisms with immigration authorities, embassies and consulates, international migration organizations, and overseas partners, these institutions can access policy updates and program information in a timely manner, thereby enhancing the responsiveness and accuracy of their services.

Several large institutions have established branches or partner offices across Europe, North America, Southeast Asia, and the Middle East, forming a comprehensive service system that covers the full process of “domestic consulting + overseas execution + local settlement.” At the same time, China’s national “Belt and Road Initiative” and the surge in outbound investment by Chinese enterprises have driven sustained demand for high-end talent and family migration. Looking ahead, institutions with global networks and strong resource integration capabilities are expected to take a leading position in the industry, achieving dual development in both internationalization and localization.

Diversification of Migration Destinations: Emerging Countries as New Growth Engines

Traditional immigration destinations such as the United States, Canada, and Australia continue to maintain strong appeal; however, the global migration landscape is witnessing a shift in focus. This diversification of destinations reflects a more rational and differentiated pattern of global migration demand. In the future, applicants are expected to place greater emphasis on factors such as economic stability, education quality, social security, and living convenience in their destination countries. Accordingly, service institutions will need to provide cross-country comparative analyses and personalized recommendations to meet clients’ increasingly diverse and globalized needs.

Market Competition Landscape

Low Industry Concentration. The immigration services industry as a whole is characterized by a structure in which small and medium-sized institutions dominate, while large, established brands lead the market. Leading enterprises leverage their advantages in capital strength, distribution channels, and overseas resources to capture a significant share of the market. At the same time, a large number of small and medium-sized agencies and independent consultants are widely distributed, providing differentiated and localized services. Overall, industry concentration remains relatively low, with competition highly fragmented. In recent years, consumers have become more rational, with increasing emphasis on service compliance and professionalism, driving the market transition from “information asymmetry” to “brand trust.” Looking ahead, companies with strong international cooperation networks, compliance qualifications, and one-stop service capabilities are expected to further consolidate market share.

Product and Service Homogenization. Immigration service products have historically exhibited a high degree of homogenization, with mainstream programs concentrated in traditional destination countries such as the United States, Canada, Australia, Malta, and Portugal. Most agencies follow similar service procedures—including program consultation, document preparation, application submission, and post-settlement support—resulting in limited differentiation. Some enterprises are attempting to break through this homogenization barrier by introducing value-added services such as education planning, asset allocation, and international tax advisory. In the future, competition will shift from single visa applications to full life-cycle service experiences. Companies that successfully integrate personalized client needs with digital tools will gain stronger competitive advantages.

High Sensitivity to Policy and Regulatory Changes. The immigration services industry is highly dependent on the policy environment and is directly influenced by changes in immigration policies, anti–money laundering regulations, tax compliance requirements, and visa systems across different countries. In recent years, both China and destination countries have tightened scrutiny over funding sources, investment thresholds, and visa approvals, resulting in frequent program adjustments and requiring institutions to maintain strong policy awareness and compliance capabilities. Some agencies have faced penalties for misleading advertising or false promises, which have undermined market confidence. As regulations such as the Administrative Measures for Exit-Entry Intermediary Services are gradually refined, the industry is expected to enter a more regulated phase of competition. Institutions that establish transparent compliance systems, operate with proper licensing, and maintain stable partnerships with overseas law firms and immigration authorities will gain long-term advantages under the trend of strengthened regulation.

Brand and Channel as Core Competitiveness. Brand recognition and client acquisition channels have become key sources of competitiveness for immigration service providers. While traditional offline consultations and word-of-mouth referrals remain influential, the shift toward digitalization is increasingly evident. Companies are actively leveraging social media, short video platforms, search engine advertising, and overseas content marketing to attract high-net-worth clients. Leading brands strengthen credibility through extensive case experience and international partnerships, while emerging firms rapidly gain traction through targeted digital marketing and niche client segmentation. In the future, competition will focus more on the integration of brand credibility, client experience, and digital service capabilities. Institutions that successfully combine professional brand development with technology-driven service innovation are expected to stand out in the market.

Market Entry Barriers

Policy and Legal Barriers. The immigration services industry is highly dependent on national policies and legal frameworks, with complex procedures and stringent compliance requirements. Institutions must obtain proper qualifications—such as foreign legal practice licenses or government-certified advisory credentials—before they can represent clients in submitting applications. Immigration policies vary significantly across countries and are frequently adjusted, covering areas such as investment thresholds, program approvals, and visa categories. New entrants must possess strong policy interpretation capabilities and robust compliance management systems to operate effectively and mitigate legal risks. As a result, policy and legal barriers constitute the primary entry threshold for the industry.

Capital and Cost Barriers. The immigration services market requires substantial capital investment, including costs related to overseas project due diligence, the establishment of legal and financial teams, marketing and branding efforts, and the development of digital service systems. In addition, the long project cycles and delayed returns create significant cash flow pressure for institutions. Companies with insufficient capital often struggle to build client trust or establish partnerships with upstream program providers. Financial strength directly affects operational efficiency and service quality, and ultimately determines an institution’s ability to sustain long-term competitiveness—forming a significant barrier to entry in the industry.

Expertise and Talent Barriers. The immigration services industry requires multidisciplinary expertise spanning law, finance, taxation, education, and cross-cultural communication, supported by highly skilled professionals. Experienced lawyers, licensed immigration consultants, cross-border tax planners, and education specialists are in short supply and require long training cycles. New entrants often find it difficult to build mature teams in the short term, and insufficient professional capability can negatively affect application success rates and client trust. The talent barrier not only raises the cost of market entry but also determines an institution’s competitiveness among high-end clientele, making it a core obstacle to entry in the industry.

Brand and Trust Barriers. The immigration services industry is highly trust-driven, as client decisions typically involve substantial financial commitments and long-term planning. An institution’s brand reputation and proven track record are therefore key sources of competitiveness. Established firms build strong trust barriers through years of successful case experience, word-of-mouth referrals, and client recommendations. Even if new entrants possess professional expertise, it is difficult for them to quickly gain the confidence of high-net-worth clients. Brand credibility and client trust not only influence conversion rates but also directly affect customer acquisition costs and market share, representing one of the most significant entry barriers in the industry.

Channel and Resource Barriers. Competition in the immigration services industry heavily depends on the ability to integrate upstream and downstream resources. Upstream partnerships require long-term cooperation with government-authorized program sponsors, overseas law firms, investment funds, and real estate developers, while downstream client acquisition relies on networks with financial institutions, educational organizations, and overseas settlement service providers. New entrants often struggle to establish stable partnerships and client channels in the short term, leading to inconsistent client sources. Insufficient resource integration capability not only limits access to quality projects but also constrains business expansion and profitability, forming a significant barrier to market entry.

Technology and Digitalization Barriers. With the industry’s growing emphasis on intelligent solutions, online consultation, smart assessment, big data analytics, and client management systems have become key sources of competitiveness. Developing secure and stable digital platforms requires continuous investment in technology while ensuring cross-border data compliance and privacy protection. Established institutions benefit from long-term data accumulation, AI-driven decision models, and extensive platform experience, forming strong technological barriers. New entrants lacking digital capabilities will find it difficult to compete with established players in terms of service efficiency, precision, and client experience, making technological barriers a major obstacle to market entry.

BUSINESS

Overview

We are a leading immigration promotion and consulting service provider serving the Asian market. Founded in 2008, we initially focused on providing immigration-related legal advisory services. Over the years, we have grown into a comprehensive service provider, offering targeted promotion services for immigration programs and personalized consulting services for global immigration opportunities.

Our deep market expertise and extensive network enable us to identify and engage prospective high-net-worth individuals through a variety of channels, including word-of-mouth referrals and recommendations from partner financial institutions. This allows us to efficiently reach and convert individuals interested in exploring international residency and citizenship options, successfully promoting investment-based immigration programs for our institutional clients.

In addition to our core promotion services, we also provide tailored immigration consulting services to individual clients. By connecting clients in Asia with premier immigration pathways worldwide, we bridge global opportunities and regional demand, offering comprehensive, one-stop support throughout the entire immigration journey.

Our proven track record, professional integrity, and commitment to client success have established us as a trusted partner for individuals and institutions navigating the complex landscape of international migration.

Our Mission

To achieve the immigration goals of Asian clients through targeted awareness initiatives and tailored professional consulting, ensuring a reliable and seamless experience from inquiry to arrival.

Our Vision

To serve as Asia’s premier gateway to global immigration opportunities.

Our Competitive Strengths

Professional and Legally-Grounded Expertise

Our management team brings extensive legal expertise, enabling us to deliver high-quality professional services across the entire immigration process. Our Chief Executive Officer and Chairman, Mr. Qin Chen, brings extensive expertise in immigration law. Under his leadership, our team excels in risk management, regulatory compliance, and the interpretation of complex immigration policies and requirements. This legal acumen allows us to proactively identify and address potential challenges, ensuring that clients’ applications are prepare and managed according to relevant laws and regulations. As a result, our clients benefit from enhanced service credibility, reduced exposure to legal risks, and greater peace of mind throughout the immigration process. This commitment to professional standards and legal soundness has established our reputation as a trusted partner in the immigration consulting services industry.

Robust Risk Control Capabilities

In-depth industry experience enables our team to conduct thorough due diligence and rigorous vetting of immigration programs that are offered by our institutional customers. By leveraging our deep knowledge of market practices, regulatory frameworks, and risk factors, we carefully assess each program’s credibility, financial stability, and long-term viability. This meticulous approach allows us to offer clients more reliable options, reducing exposure to pitfalls and uncertainties. As a result, our clients can make well-informed immigration decisions, knowing they are backed by experts who prioritize their long-term success.

Established Market Presence and Trusted Networks in Asian Markets

Our long-term presence in key Asian markets has enabled us to cultivate enduring client relationships as well as develop extensive referral networks within the region. With years of experience in providing immigration consulting services, we have built a strong foundation of client trust, which has resulted in many successful and long-term relationships. These referral networks and our solid reputation not only facilitate sustainable client acquisition through word-of-mouth recommendations but also contribute to higher conversion rates. Furthermore, our familiarity with these markets also allows us to navigate local business practices effectively and tailor our approaches to suit the unique characteristics and expectations of clients in these markets.

End-to-End Support for the Immigration Journey

For our immigration consulting services, we focus on providing personalized, full-lifecycle service that spans from initial consultation to settlement support, which sets us apart from other service providers. By offering tailored guidance at every stage of the immigration journey, we address each client’s unique circumstances and goals. Our comprehensive approach includes pre-application strategy sessions, documentation assistance, ongoing communication throughout the application process, and post-arrival support such as relocation advice and local integration resources. This end-to-end service model not only enhances client outcomes but also encourages referrals, strengthening our reputation as a reliable partner for all aspects of international immigration.

Our Strategies

Our business strategies and future plans for our expansion are as follows:

Continue to enhance our digital infrastructure

To further streamline our service process and improve operational efficiency, we plan to upgrade our client management systems and project tracking platforms. These enhancements will enable us to automate routine administrative tasks, optimize workflow coordination among our teams, and provide real-time updates to both clients and staff. Upgraded systems will also enable better tracking of client interactions and project milestones, facilitating more personalized and proactive client support. Additionally, the implementation of advanced technology will strengthen our data security protocols, safeguarding sensitive client information and ensuring compliance with evolving regulatory requirements.

Solidify our market position

We intend to deepen our presence in existing markets where we provide our services by introducing selected immigration programs tailored to evolving client needs. By constantly analyzing market trends and gathering client feedback, we identify opportunities to diversify our service offerings with solutions that address emerging preferences and requirements. For instance, we plan to introduce a comprehensive suite of integrated solutions—including education consulting, relocation assistance, and wealth management services. These additions will expand our portfolio, providing our customers with greater choice and flexibility, and positioning us as a holistic, one-stop partner for all aspects of international living.

Expand our market footprint

We plan to pursue strategic expansion into new regions, with a particular focus on Southeast Asia and the Middle East. As part of this initiative, we aim to build partnerships with reputable local immigration agencies and law firms,   leveraging their market expertise and networks to facilitate a seamless entry into these markets. In addition, by collaborating with local professionals, we will be able to tailor our service offerings to address the specific market demands and regulatory requirements of each country.

Our Services

Our service offerings include (i) immigration promotion services to institutions that facilitate investment-based immigration for high-net-worth individuals and (ii) immigration consulting services to individual clients.

Immigration Promotion Services

We act as a strategic marketing partner for official immigration programs worldwide, operating as the outsourced business development arm for our institutional partners. Our institutional partners comprise of USCIS-designated EB-5 regional centers, authorized investment migration programs in Europe, including those for Malta, Greece, and Ireland, and other accredited project promoters.

Prior to introducing any program to applicants, we also implement a rigorous due diligence process to ensure that the programs we promote are secure, compliant, and provide value to candidates for immigration programs. We generally work with our institutional partners to design and implement comprehensive client acquisition strategies tailored to the diverse and dynamic markets across Asia. Our client acquisition approaches encompass

●	Event Management: Organizing and co-hosting exclusive, invitation-only high-profile immigration seminars and informational sessions in partnership with leading financial institutions, law firms, and family offices.

●	Partner Enablement: Providing structured training modules and advisory support to potential client referrers such as institutional partners’ advisors and client-facing teams, enabling them to engage their network in a confident and compliant manner.

●	Lead Generation: Leveraging our extensive professional network to identify, qualify, and guide prospective applicants through personalized, one-on-one engagement and ongoing support.

●	Due Diligence and Program Validation: Conducting thorough due diligence on all programs and projects we promote to ensure regulatory compliance, security, and genuine value for high-net-worth individuals seeking immigration opportunities.

Once we identify prospective applicants for immigration programs, we first provide them with general information about the available programs, as approved by our institutional partners. This initial information helps applicants understand the key features, requirements, and benefits of each program. We then conduct a thorough vetting process for each prospective applicant to ensure they meet the specific eligibility criteria set by the relevant immigration program, which includes reviewing the applicant’s background, qualifications, and any other factors that may impact their eligibility. After a prospective applicant successfully completes our vetting process and receives confirmation from our institutional partners that they are eligible to participate, we offer comprehensive support in preparing the required documentation for their immigration application package. Our team guides applicants through the complex documentation process to facilitate a smooth submission.

We typically enter a success-based commission framework contract with our institutional partners, under which we are responsible for promoting the immigration programs, vetting prospective applicant for eligibility to participate, and assisting prospective applicants with preparation of immigration application documentation. An initial payment by our institutional partners are generally made following confirmation of a applicant’s eligibility for participation in the program. For U.S. immigration programs, we generally also receive additional annual payments for each full 12-month period that the applicant’s investment amount remains deployed in the relevant project.

Immigration Consulting Services

For individual clients and their families, we serve as a trusted, one-stop advisor throughout the entire immigration lifecycle, with a primary focus on immigration to the United States, Malta, the United Kingdom, and Greece. Our service scope extends beyond application filing, encompassing comprehensive planning and ongoing support at key junctures of the immigration process. We guide the client through the complexities of various immigration pathways, including investment-based programs, such as the EB-5 immigrant investor program or European Golden Visas, talent-based routes, such as the U.S. EB-1 and National Interest Waiver, and skilled migration options specific to each country.

We begin our immigration consulting services with client intake sessions, during which we conduct a detailed assessment of each client’s objectives, background, and personal circumstances to identify the most suitable immigration pathways.

Once a client selects his or her preferred immigration pathway, our team delivers comprehensive, hands-on support throughout the application process. We assist clients in preparing and compilating complex documentation, provide step-by-step guidance through the completion of required forms, and offer personalized interview preparation coaching.

Furthermore, we differentiate ourselves by offering a suite of integrated value-added services designed to support clients and their families as they transition to life abroad. These include overseas education consulting, relocation and settling-in support, and wealth management connections. Drawing on over years of experience, our client-centric approach provides transparent, efficient, and comprehensive support to clients throughout the immigration journey.

We typically enter into a service agreement with individual clients, which outlies the scope of services and payment terms. Clients are generally required to make milestone payments based on pre-defined milestones specified in the service agreement.

Quality Control

As an immigration promotion and consulting service provider, we prioritize the reliability and accuracy of the information we share. we obtain immigration related information directly from government authorities and agencies, such as U.S. Citizenship and Immigration Services, Immigration, Refugees and Citizenship Canada, and Malta’s Community Malta Agency. As a promoter, we independently verify the authenticity of investment-based immigration programs by reviewing information from U.S. Regional Centers and other official government sources, and also collaborate with authorized and licensed entities. For our immigration consulting services, we carefully select our third-party partners to ensure our clients receive professional support. Legal matters are handled by licensed immigration lawyers in each target country, while financial and audit services are provided by accredited accounting and audit firms. Additionally, translation and certification needs are managed by experienced linguists and reputable notarization service providers, ensuring accuracy and reliability throughout the immigration process.

Furthermore, we have adopted the International Professional Standards Manual as our primary framework for service delivery, compliance, and ethical operations. This manual incorporates guidelines relevant to immigration consulting, client management, and cross-border regulatory requirements, ensuring consistency and professionalism. While not mandatory under national or local law, the manual reflects good industry practices and our commitment to self-regulation and quality assurance.

Pricing

We employ a value-based pricing strategy that aligns with the premium quality and comprehensive scope of our services that our clients expect to receive. Rather than competing solely on price, we set our service fees to reflect the level of expertise, personalized attention, risk awareness guidance and eligibility evaluation provided to our clients. Our pricing strategy is influenced by several critical factors. It takes into account of the depth and breadth of service and specialized expertise required, including risk assessment of immigration programs, analysis of legal compliance requirements, and individualized client support throughout the immigration process. It also considers the long-time dedicated client support that we deliver over the often extended duration of immigration processes. In addition, our pricing approach is designed to maintain a healthy financial condition with consistently delivering high-quality services. Importantly, we maintain an ethical stance by prioritizing client suitability over volume. our fee structure encourages clients to make informed decisions with a full understanding of program requirements, risks, and available alternatives, rather than incentivizing aggressive or inappropriate sales practices.

Furthermore, to respond to fluctuations in demand, often driven by changes in immigration policies of key destination countries, we occasionally employ promotional pricing strategy while keeping our commitment to ethical marketing and long-term client relationships. For newly launched immigration programs, we may offer limited-time competitive pricing to attract early adopters and build market momentum, aligning with a “volume-oriented” approach despite our generally premium positioning. During periods of policy transition or deadline-driven demand, we may also adjust pricing tactically to incentivize timely decision-making while maintaining high-quality services. Our flexibility in pricing enables us to navigate market volatility and maintain sustainable profitability.

Sales and Marketing

Our sales and marketing network currently operate through three distinct, yet complementary channels, each designed to efficiently attract and engage high-net-worth individuals.

The first channel involves co-hosting events with our institutional partners, including financial institutions and educational agencies. We invite experienced, immigration-savvy speakers to deliver professional, immigration-related content at these events, effectively capturing qualified leads. We then directly follow up to guide potential customers through the consultation process and support their conversion.

We also carefully cultivate the relationship with professional institutions, including wealth management firms and consulting agencies. These institutions recommend our services based on their established trust in our expertise and track record, making this another important sales and marketing channel.

Lastly, satisfied individuals who have successfully completed the immigration process refer new customers to us. This organic growth channel is reinforced through continuous relationship management.

To efficiently and effectively implement our sales and marketing strategies, we utilize a hybrid approach that leverages both internal expertise and external resources. We engage third-party specialists for organizing marketing campaigns and events. This includes coordinating with institutional partners and professional guest speakers and arranging seminar logistics. Immigration and investment subject matter experts are invited as professional guest speakers to deliver high-quality and informative content at our co-hosted events. Additionally, we receive referrals from trusted third-party professional consultants, such as wealth managers or immigration advisors, who conduct initial client interactions and basic qualification assessments. Once strong client intention is identified, they refer these candidates to us for formal consultation. Furthermore, our senior management directly overseas client follow-up and sales activities. Their deep industry knowledge and strategic involvement ensure high conversion rates and personalized service for potential clients. This hybrid approach allows us to maintain operational flexibility and reduce fixed overhead costs, while carrying out sales and marketing activities effectively.

We typically enter into a performance-based commission framework for third-party referrals. For external introducers, such as professional consultants, partner agencies, a fixed commission is paid upon confirmation of a successful referral. For existing individual clients who refer new customers, we offer a discount on their own future service fees or ongoing case management costs as a gesture of appreciation and encouragement for continued loyalty.

Our Customers

Our customers consist of large institutions that help high-net-worth individuals immigrate to other countries through investment-based immigration programs, as well as individuals who show interests in immigration.

We provide promotion services to these large institutions and have served as their marketing and client referral partner in the Asian market for over ten years. We have consistently referred high-net-worth individuals to these institutions and many of our referrals have chosen to participate in their immigration programs.

We typically enter a success-based commission framework contract with our institutional customers. We earn commissions only upon the successful referral of qualified individuals who decide to participate in the investment-based immigration programs. Upon confirmation of the successful referral from our institutional clients, we will promptly issue an invoice, which carries a standard credit term of 30 days.

Additionally, we provide immigration consulting services to individuals. We typically sign a service agreement with individual customers and require payment in advance prior to the provision of our services.

For the years ended August 31, 2024 and 2025, we derived a significant portion of our total net revenue from a limited number of customers. In the year ended August 31, 2024, two key customers accounted for more than 10% of our total revenue, with sales of HKD 4,579,100 and HKD 2,483,868, respectively. For the year ended August 31, 2025, two major customers contributed a combined 26% of our total sales, with sales of HKD 3,748,035 (US$480,752) and HKD 2,455,587 (US$314,972), respectively.

Our Suppliers

As we operate with a lean team, a substantial portion of our key services—particularly in sales and marketing—is provided by a limited number of suppliers. Over the years, we have built long-term and reliable relationships with these key suppliers, which have contributed to the stability and efficiency of our operations. The continuity of our business relies on our ability to maintain these stable relationships. While we believe our current supplier relationships are strong, any disruption or change in these relationships could affect our ability to deliver key services and, consequently, impact our overall business performance. For the year ended August 31, 2024, two key suppliers accounted for over 10% of our total purchase amounts for operation, with amounts of HKD6,163,240 (US$790,544, or 52%) and HKD1,585,974 (US$203,429, or 13%), respectively. For the year ended August 31, 2025, one major supplier contributed HKD 9,915,017 (US$1,271,776, or 70%) of the total purchase.

Seasonality

We do not experience any seasonality in our business.

Market and Competition

The immigration services industry is highly competitive and fragmented. We compete against a vast number of small and medium-sized firms, as well as several large, established brands. Our competitors may compete with us in a variety of ways, including by offering superior immigration services, a broader range of value-added services, stronger brand recognition, or more effective client acquisition efforts. While we believe that we compete effectively across these factors taken as a whole, new competitors will likely continue to emerge, and these competitors may have greater financial resources or brand awareness than we do.

Employees

As of August 31, 2025, we employed a total of three employees located in Hong Kong. The following table sets forth a breakdown of our employees by title:

Title	Number of Employees
Executive Office	2
Finance Department	1
Total	3

We maintain a small core team of industry veterans with extensive knowledge and experience in immigration consulting services. When additional expertise is needed in our service delivery, we leverage our select group of long-term partners to access a network of external professionals. Instead of frequently recruiting in the competitive open market, our human resources strategy aims to retain our established core team and maintain our proven network of external specialists. This approach allows us to retain our highly experienced core team while ensuring access to top talent as needed.

We regularly provide training to ensure our employees keep abreast of latest immigration regulations and policies, compliance requirements and client service standards. Our key training includes policy and legal updates, risk management, soft skill development and ethics and compliance.

Our employees’ remuneration packages generally include salary and benefits in compliance with applicable laws and regulations of Hong Kong. The salaries of our employees are generally determined by the employee’s seniority, position, qualification, working experience and performance. Bonuses may be paid from time to time under our discretion to incentivize our staff. We regularly assess our employees’ performance and remuneration package to attract and retain our employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. During the fiscal years ended August 31, 2024 and 2025, we had not experienced any significant difficulties in recruiting employees and had not experienced any material labor dispute.

Properties

As of the date of this prospectus, we entered into the following workspace license agreement for our office:

Location	Term	Usage	Annual Rental Fee
Unit 5, 6/F Island Place Tower, 510 King’s Rd, Hong Kong	three years starting from August 25, 2025	Office	HK$180,000

Intellectual property

As of the date of this prospectus, we have not registered any patent, trademark, copyright and domain name. You can find our website at www.tino.hk.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong. As of the date of this prospectus, we had not made any material claims on insurance.

Legal proceedings

During the fiscal years ended August 31, 2024 and 2025 and as of the date of this prospectus, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATIONS

Overview

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration. We held a valid business registration certificate under the Business Registration Ordinance throughout the years ended September 30, 2023 and 2024 and up to the date of this prospectus.

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for, among other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the Employment Ordinance, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the Employment Ordinance commits an offence and is liable to a fine up to HK$350,000 and imprisonment up to three years. Further, under section 25A of the Employment Ordinance, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the Employment Ordinance commits an offence and is liable on conviction to a fine up to HK$10,000.

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)(the “MPFSO”)

The MPF schemes are defined contribution retirement schemes managed by authorized independent trustees. The Mandatory Provident Fund Schemes Ordinance provides that an employer shall participate in an MPF scheme and make contributions for its employees aged between 18 and 65. Under the MPF scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month or HK$360,000 per year.

Unless an employee is exempted from making MPF contributions under the MPFSO, an employer is required to enroll a new employee within the first 60 days of his/her employment. Both regular and casual employees (including part-time employees, who are employed for a period of 60 days or more) should be enrolled in the employer’s selected MPF scheme(s). For casual employees in the catering services industry who are not enrolled in the employer’s selected MPF scheme, an employer is required to enroll them within the first ten days of their employment.

An employer will commit an offence if it fails to enroll its employees in the selected MPF scheme by the specified statutory deadline, and the employer may be subject to a maximum penalty of HK$350,000 and imprisonment for three years, and to daily penalty of HK$500 for continuing offences. If an employer does not pay contributions or fails to pay contributions on time MPF Authority may file civil actions to recover contributions in arrears, and also initiate criminal prosecution against non-complying employers. Upon conviction, offenders are liable to a maximum penalty of HK$450,000 and imprisonment for four years, and an extra daily fine of up to HK$700. If the employer fails to comply with a court order to pay the contributions in arrears or the surcharge within 14 days of a payment deadline, the offender is liable to a maximum penalty of HK$350,000 and imprisonment for three years upon conviction, and an extra daily fine of up to HK$500. A further financial penalty of $5,000 or 10% of the defaulting amount, whichever is greater, is payable by the offender.

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries sustained by or death of the employees caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases suffered by the employees.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction to a fine of HK$100,000 and imprisonment for two years.

According to section 48 of the Employees’ Compensation Ordinance, an employer shall not, without the consent of the Commissioner for Labour, terminate, or give notice to terminate, the contract of service of an employee (who has suffered incapacity or temporary incapacity in circumstances which entitle him to compensation under the Employees’ Compensation Ordinance) before occurrence of certain events. Any person who breaches this provision is liable on conviction for a fine up to HK$100,000.

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance, which came into effect on 1 May 2011, provides a statutory minimum wage for employees in Hong Kong. In essence, wages payable to an employee in respect of any wage period, when averaged over the total number of hours worked in the wage period, should be no less than the statutory minimum wage. With effect from 1 May 2013, the Minimum Wage Ordinance provided for a prescribed minimum hourly wage rate at HK$30.0 per hour for every employee employed under the Employment Ordinance. Effective as of May 1, 2017, the statutory minimum wage increased to HK$34.5 per hour. Effective as of May 1, 2019, the statutory minimum wage was further increased to HK$37.5 per hour. Effective as of May 1, 2023, the statutory minimum wage increased to HK$40.0 per hour. Effective as of May 1, 2025, the statutory minimum wage increased to HK$42.1 per hour. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the Minimum Wage Ordinance is void.

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The Inland Revenue Ordinance provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business.

The Inland Revenue Ordinance also contains provisions relating to, among others, permissible reductions for outgoings and expenses, set-offs for losses and allowances for depreciation. We as a company carrying out business in Hong Kong is subject to the profits tax regime under the Inland Revenue Ordinance.

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, for which the first HK$2,000,000 of assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation of capital assets.

Further, under the subsidiary legislation of the Inland Revenue Ordinance, Chapter 112AY of the Laws of Hong Kong, in August 2006, Hong Kong and Mainland China has entered into comprehensive arrangement titled “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income” (the “Comprehensive Double Taxation Arrangement”) for the allocation of the right to tax between the two jurisdictions on a reasonable basis to avoid double taxation of income. The Comprehensive Double Taxation Arrangement covers income from immovable property, associated enterprises, dividends, interest, royalties, capital gains, pensions and government services etc. The Comprehensive Double Taxation Arrangement has since then been modified in 2008, 2010, 2015 and 2019 under different protocols for the purpose of further develop the economic relationship and to enhance the co-operation in tax matters, intending to eliminate double taxation with respect to taxes on income without creating opportunities for non-taxation or reduced taxation through tax evasion or avoidance (including through treaty-shopping arrangements aimed at obtaining tax reliefs provided in the Comprehensive Double Taxation Arrangement for the indirect benefit of residents of third tax jurisdictions). For instance, the latest fifth protocol entered in July 2019, under the subsidiary legislation, Chapter 112DH of the Laws of Hong Kong, the Comprehensive Double Taxation Arrangement widens the coverage of tax relief to qualified Hong Kong and Mainland China teachers and researchers.

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits conduct that prevents, restricts or distorts competition in Hong Kong, prohibits mergers that substantially lessen competition in Hong Kong, and provides for incidental and connected matters.

The Competition Ordinance includes the First Conduct Rule, which states that an undertaking shall not make or give effect to an agreement, engage in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, and the Second Conduct Rule, which prohibits anti-competitive conduct by a party with substantial market power; and the Merger Rule, which states that an undertaking must not carry out a merger that has or is likely to have, the effect of substantially lessening competition in Hong Kong.

Pursuant to section 82 of the Competition Ordinance, if the Competition Commission has reasonable cause to believe that a contravention of the First Conduct Rule has occurred; and the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice (a “warning notice”) to the undertaking.

However, under section 67 of the Competition Ordinance, where a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of a Second Conduct Rule has occurred, the Competition Commission may, instead of bringing proceedings in the Tribunal in the first instance, issue a notice (an “infringement notice”) to the person against whom it proposes to bring proceedings, Offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice. “Serious anti-competitive conduct” means any conduct that consists of any of the following or any combination of the following — (a) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (b) allocating sales, territories, customers or markets for the production or supply of goods or services; (c) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; or (d) bid-rigging.

In the event of a breach of the Competition Ordinance, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)(the “PDPO”)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. A “data user” is defined as any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data. Non-compliance with any of the Data Protection Principles may result in a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy and prevent any recurrence of the contravention. The six Data Protection Principles are as follows:

(i)	Principle 1 – purpose and manner of collection of personal data;

(ii)	Principle 2 – accuracy and duration of retention of personal data;

(iii)	Principle 3 – use of personal data;

(iv)	Principle 4 – security of personal data;

(v)	Principle 5 – information to be generally available; and

(vi)	Principle 6 – access to personal data.

The PDPO also grants individuals who are the subjects of personal data (“Data Subjects”) certain rights, including but not limited to the following:

(i)	the right to be informed by a data user whether the data user holds personal data of which the individual is the Data Subject;

(ii)	if the data user holds such data, to be supplied with a copy of such data; and

(iii)	subject to sections 22(1A) and 22(2) of the PDPO, the right to request data user(s) to make necessary correction to such data.

Under the PDPO, certain conduct amounts to a criminal offense. Such conduct includes but is not limited to:

(i)	the misuse or inappropriate use of personal data in direct marketing activities;

(ii)	non-compliance with a data access request; and

(iii)	the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Qin Chen	39	Chief Executive Officer and Chairman of the Board
Si Ai	44	Chief Financial Officer
Xiaowen Wang	44	Chief Operating Officer
[ ]	[ ]	Independent Director Nominee(1)
[ ]	[ ]	Independent Director Nominee(1)
[ ]	[ ]	Independent Director Nominee(1)

(1)	The nomination of independent director will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Mr. Qin Chen is our chief executive officer and chairman of our Board and is responsible for the general corporate strategy, overall management of our operations and business expansion. He has over 15 years of experience in immigration consulting and joined us in September 2025. Previously, he served as a partner at Shanghai Demei Law Firm from September 2010 to August 2025, where he provided global immigration consulting and supervised legal documentation for all immigration cases, and provided training o immigration and estate planning matters. He obtained a bachelor’s degree in intellectual property from East China University of Political Science and Law in 2009. He also obtained a master’s degree in international business law from Universiteit Utrecht in 2010 and a master’s degree in business law from University of California, Berkeley in 2015.

Mr. Si Ai is the Chief Financial Officer of our Company. He joined Tino Global Limited in September 2025. He has over ten years of professional experience in the financial services industry. He started his career as a senior analyst at Citibank N.A. in 2009 and held various roles in banking, wealth management and financial services between 2011 and 2021. From May 2021 to May 2024, he served as the general manager of investment for Changsha Broad Homes Industrial Group Co., Ltd., a leading prefabricated builder company in China. From April 2025 to August 2025, he became a partner at Blue Ribbon Capital Limited, an asset management firm based in Hong Kong, managing investor relationship and developing partnership with financial institutions. Mr. Si Ai is a fellow member of the Association of International Accountants. He obtained a bachelor’s degree in information engineering from Southeast University in China in 2003. He also obtained a master’s degree in electrical engineering from City University of Hong Kong in 2006 and an MBA degree in business administration and finance from National University of Singapore in 2012.

Ms. Xiaowen Wang is our chief operating officer and oversees our company’s daily operations and implements business strategies to improve efficiency and scalability. She also works closely with department heads to ensure smooth and effective execution of our company’s goals. She has over 20 years of experience in overseeing daily business and office operations and joined us in September 2025. From 2008 to 2018, she worked at Anpeng Investment Consulting (Shanghai) CO., Ltd., a business and hospitality consulting firm in China, where she specialized in administration and office operations. From June 2018 to August 2025, she served as deputy director at Shanghai Demei Law Firm, where she oversaw daily operations, led key legal matters and assisted in strategic planning. She obtained a bachelor’s degree in tourism and hospitality management from Sanda University in 2003.

[      ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [       ]

[      ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [      ]

[      ] is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. [      ]

Family Relationships

As of the date of this prospectus, There are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our Board of Directors will consist of six (6) directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [   ], [   ], and [   ]. [   ] will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [   ] as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [   ], [   ], and [   ]. [   ] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officers and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [   ], [   ], and [   ]. [   ] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Powers and Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. Under Cayman Islands law, the fiduciary duties owed by a director include (a) a duty to act in good faith in what the director considers are in the best interests of the company, (b) a duty to exercise their powers in the company’s interests and only for the purposes for which they were given, (c) a duty to avoid improperly fettering the exercise of the director’s future discretion, (d) a duty to avoid any conflict of interest (whether actual or potential) between the director’s duty to the company and the director’s personal interests or a duty owed to a third party, and (e) a duty not to misuse the company’s property (including any confidential information and trade secrets). The common law duties owed by a director are those to exercise appropriate skill and care. The relevant threshold measure for such standard is that of a reasonable diligent person having both the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and the general knowledge, skill, and experience that that director has. In fulfilling their duty to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and our shareholder resolutions. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our company if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	convening general meetings;

●	declaring dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of our company lawfully available therefor;

●	appointing and removing any natural person or corporation, whether or not a director to hold such office in our company as the directors may think necessary for the administration of our company;

●	exercising all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party; and

●	approving the transfer of shares in our company.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. A director may be removed from office by an ordinary resolution, notwithstanding anything in our post-offering memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements with Executive Officers

We will enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended August 31, 2025 and 2024, we paid an aggregate compensation of HK$1,200,000 (approximately US$153,921) and HK$1,200,000 , respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of August 31, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, Director nominees and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors, Director nominees or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the underwriter’s over-allotment option has not been exercised.

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class A Ordinary Shares Beneficially Owned After This Offering(3)		Class B Ordinary Shares Beneficially Owned After This Offering(3)
Name of Beneficial Owners(1)	Number	%	Number	%	Number	%	Number	%
Directors and Executive Officers:
Qin Chen(2)	—	—	22,960,000	100	[ ]	[ ]	[ ]	[ ]
Si Ai	—	—	—	—	[ ]	[ ]	[ ]	[ ]
Xiaowen Wang	—	—	—	—	[ ]	[ ]	[ ]	[ ]
[ ]	—	—	—	—	—	—	—	—
[ ]	—	—	—	—	—	—	—	—
[ ]	—	—	—	—	—	—	—	—
All directors and executive officers as a group	—	—	22,960,000	100	[ ]	[ ]	[ ]	[ ]

5% shareholders:
A2Z Assets Limited(2)	—	—	22,960,000	100	[ ]	[ ]	[ ]	[ ]
LMZ Assets Limited(3)	1,204,000	23.9	—	—	[ ]	[ ]	[ ]	[ ]
YHM Assets Limited(4)	1,176,000	23.3	—	—	[ ]	[ ]	[ ]	[ ]
Yiu Kam To(5)	1,344,000	26.7	—	—	[ ]	[ ]	[ ]	[ ]
Chi Yan Chan(6)	1,316,000	26.1	—	—	[ ]	[ ]	[ ]	[ ]

(1)	The business address of our directors and executive officers is Unit 5, 6/F Island Place Tower, 510 King’s Rd, Hong Kong.
(2)	Represents 22,960,000 Class B Ordinary Shares held by A2Z Assets Limited, a business company incorporated under the laws of British Virgin Islands. All shares of A2Z Assets Limited are held by Qin Chen. The registered address of A2Z Assets Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Represents 1,204,000 Class A Ordinary Shares held by LMZ Assets Limited, a business company incorporated under the laws of British Virgin Islands. All shares of LMZ Assets Limited are held by Lianmin Zhang. The registered address of LMZ Assets Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Represents 1,176,000 Class A Ordinary Shares held by YHM Assets Limited, a business company incorporated under the laws of British Virgin Islands. All shares of YHM Assets Limited are held by Hiu Man Yeung. The registered address of YHM Assets Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(5)	Represents 1,344,000 Class A Ordinary Shares held by Yiu Kam To. The business address of Yiu Kam To is Room 2901, Building 7, Golden Home, Huangpu District, Shanghai, China.
(6)	Represents 1,316,000 Class A Ordinary Shares held by Chi Yam Chan. The business address of Chi Yam Chan is Unit 5, 6/F Island Place Tower, 510 King’s Road, Hong Kong SAR.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions for the three years ended August 31, 2025 and as the date of the prospectus to which we have been a party and in which any members of our Board of Directors, any executive officers, or controlling shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

The following is a list of related parties which our Company has transactions with:

Name of related parties	Relationship with the Group
Qin Chen	The Company’s CEO, Shareholder, Chairman of the Board
Xiaowen Wang	The Company’s COO
Si Ai	The Company’s CFO
Concordia Asia Education Center Limited	Related party Qin Chen is the Chairman of Concordia Asia, holding 100% of its equity interest
Chi Yan Chan	The Company’s Shareholder and the Chairman of the Board during the reporting period
Ying Chan	Immediate family members of Chi Yan Chan, who was the Company’s Shareholder and Chairman of the Board during the reporting period
Yunjing Zhou	Immediate family members of Chi Yan Chan, who was the Company’s Shareholder and Chairman of the Board during the reporting period
Demei Global Limited	Related party Chi Yan Chan is a shareholder of Demei Global, holding 70% of its equity interest
Nonna Co., Limited	Related party Ying Chan is a shareholder of Nonna Co., holding 44% of its equity interest

a. Due from related parties

As of August 31, 2023, 2024 and 2025, the balances due from related parties were as follows:

	As of August 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Amounts due from related parties:
Demei Global Limited	908,155	-	-	-
Chi Yan Chan	-	124,203	1,226,363	157,303
Yunjing Zhou	-	-	254,205	32,606
Concordia Asia Education Center Limited	-	-	1,129,729	144,908
Total	908,155	124,203	2,610,297	334,817

In November 2025, the entire balance was subsequently settled.

b. Due to related parties

As of August 31, 2023, 2024 and 2025, the balances due to related parties were as follows:

	As of August 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Amounts due to related parties:
Chi Yan Chan	8,177	-	-	-
Demei Global Limited	-	406,129	719,786	92,325
Xiaowen Wang	-	-	77,108	9,890
Qin Chen	216,000	1,632,000	2,980,000	382,238
Total	224,177	2,038,129	3,776,894	484,453

c. Transactions with related parties

In addition to the information disclosed elsewhere in the financial statements, the Group did not enter into any trade transactions with related parties, including but not limited to its shareholders, directors, officers, or entities under common control, during the years ended August 31, 2024 and 2025. All intercompany balances reflected in the consolidated financial statements represent non-trade receivables and payables arising from operational funding arrangements, as well as advances to and repayments from related parties, which are non-recurring, interest-free, and do not constitute ongoing related party transactions, with maturities of less than one year.

Operating activities: For the years ended August 31, 2023, 2024 and 2025, the Group’s shareholder Qin Chen provided HK$216,000, HK$1,416,000 and HK$1348,000 (US$172,905) of operational funds supporting to the Group, respectively. The Group subsequently repaid the full balance in December 2025.

Investing activities: For the years ended August 31, 2023, 2024 and 2025, the Group had advances to related party (i) Chi Yan Chan of nil, HK$132,380 and HK$1,102,160 (US$141,371); (ii) Yunjing Zhou of nil, nil, and HK$254,205 (US$32,606); and (iii) Concordia Asia Education Center Limited of nil, nil, and HK$1,129,729 (US$144,908), respectively. Chi Yan Chan repaid HK$8,177 during the year ended August 31, 2023, and all other advances were subsequently repaid in November 2025.

Financing activities: For the year ended August 31, 2023, the Group had advances from Demei Global Limited of HK$225,495 and repaid HK$1,133,650. For the year ended August 31, 2024, the Group had advances from Demei Global Limited of HK$1,566,560 and repaid HK$252,276. For the year ended August 31, 2025, the Group had (i) advances from Demei Global Limited of HK$1,133,033 (US$145,331) and repaid HK$819,376 (US$105,099) and (ii) advances from Xiaowen Wang of HK$77,108 (US$9,890). All these advances were subsequently repaid in December 2025.

Policies and Procedures for Related Party Transactions

Our Board of Directors will establish an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common laws of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 450,000,000 class A ordinary shares of a par value of USD0.0001 each and (ii) 50,000,000 class B ordinary shares of a par value of USD0.0001 each. As of the date of this prospectus, there are 5,040,000 Class A Ordinary Shares and 22,960,000 Class B Ordinary Shares issued and outstanding.

We will adopt an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering.

The following are summaries of certain material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Our Post-Offering Memorandum and Articles of Association

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

Ordinary Shares.    Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    Our post-offering memorandum and articles of association provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    A shareholder may participate in a general meeting in person or by proxy. At any general meeting a resolution put to the vote of the meeting shall be decided by poll. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company.

An ordinary resolution means a resolution: (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our post-offering memorandum and articles of association (in computing the majority regard shall be had to the number of votes to which each shareholder is entitled by our memorandum and articles of association); or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

A special resolution means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Under Cayman Islands law, certain matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings.

Our post-offering memorandum and articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman or a majority of the directors (acting by a resolution of the board) may call general meetings. General meetings shall also be convened on the written requisition of one or more of the shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, specifying the objects of the meeting and signed by each of the shareholders making the requisition and deposited at the registered office. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, those shareholders who requested the meeting or any of them representing more than one-half of the total voting rights of all of them may convene the general meeting themselves, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

At least ten (10) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify, among other things, the place, the day and the hour of the meeting and the general nature of the business. In addition, if a resolution is proposed as a special resolution, the notice specifying the intention to propose the resolution as a special resolution must be duly given. Notice of every general meeting shall be given to (a) all shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and (b) every person entitled to a share in consequence of the death or bankruptcy of a shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

Subject to our post-offering memorandum and articles of association, a general meeting of the Company shall, whether or not the notice has been given and whether or not the provisions of our post-offering memorandum and articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved. The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Transfer of Ordinary Shares.    Subject to any applicable requirements set forth in our post-offering memorandum and articles of association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our board of directors, executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred is not more than four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the applicable rules of Nasdaq, be suspended and our register of members closed at such times and for such periods as our board of directors may in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than thirty calendar days in any calendar year.

Liquidation.    If we are wound up, the shareholders may, subject to our post-offering memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholder.

Calls on Shares and Forfeiture of Shares.    Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares.

Redemption, Repurchase and Surrender of Shares.    Subject to the provisions of the Companies Act and our post-offering memorandum and articles of association, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder, in such manner and upon such terms as may be determined, before the issue of such shares, by our directors; (b) purchase our own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the directors, or are otherwise authorized by our post-offering memorandum and articles of association ; and (c) make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following the date on which the payment out of capital is proposed to be made, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shares outstanding. In addition, our directors may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of our Company). Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under our post-offering memorandum and articles of association, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorized by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company.

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts after that of England and Wales but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, wilful default or fraud. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case the chairman or a majority of the directors (acting by a resolution of the board) shall proceed to convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution, notwithstanding anything in the post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) and [ ] Class B Ordinary Shares issued and outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, together with each and any of our successors, have agreed not to, for a period of [six (6)] months after the closing of this Offering, directly or indirectly offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of [six (6)] months after the closing of this Offering, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of six (6) months after the closing of this Offering, without the prior written consent of the underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A Ordinary Shares prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●

1% of the then issued and outstanding Shares of the same class, which will equal approximately [    ] Class A Ordinary Shares or [    ] Class B Ordinary Shares immediately after this Offering, assuming the over-allotment option is not exercised, and [    ] Class A Ordinary Shares or [    ] Class B Ordinary Shares, assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on Nasdaq, where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The taxation of income and capital gains of holders of Class A Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Class A Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion is not conclusive and does not deal with all possible tax consequences relating to an investment in Class A Ordinary Shares, and does not constitute legal or tax advices. Accordingly, each prospective investor should consult its own tax advisor regarding the tax consequences of an investment in the Class A Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid on the Class A Ordinary Shares.

Capital gains and profits tax

●	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of Class A Ordinary Shares.

●	Profits tax shall be charged on persons carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits derived from or arising in Hong Kong at two-tiered rates of 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporations, and 7.5% on assessable profits up to $2,000,000 and 15% on any part of assessable profits over $2,000,000 for unincorporated businesses.

Stamp Duty

Hong Kong stamp duty, is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Chapter 117 of the laws of Hong Kong) (“SDO”), and includes shares. Currently Hong Kong stamp duty is charged at the rate of 0.1% on the higher of the consideration for or the market value of the shares, and will be payable by both the purchaser and the seller (in other words, a total of 0.2% is currently payable on a typical transfer of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the Company is not incorporated in Hong Kong and the transfer of Class A Ordinary Shares is not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. No Hong Kong stamp duty is payable on the transfer of Class A Ordinary Shares.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither our Company, nor our subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither our Company, nor our subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	holders that actually, indirectly or constructively own 5% or more of (i) the total combined voting power of all classes of the Company’s shares that are entitled to vote; or (ii) the total value of all classes of the Company’s shares; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the “Passive Foreign Investment Company Rules” discussed below, a U.S. holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering our Class A Ordinary Shares described in this prospectus through the underwriter named below. Revere Securities LLC, or Revere, is acting as the lead underwriter. We expect to enter into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, the number of Class A Ordinary Shares listed next to its name in the following table.

Underwriter	Number of Shares
Revere Securities LLC
Total

The underwriting agreement will provide that the underwriter must purchase all of the Class A Ordinary Shares offered hereby if it purchases any of them. However, the underwriter is not obligated to purchase, and we are not obligated to sell, the Class A Ordinary Shares subject to the underwriter’s Over-allotment Option described below.

Our Class A Ordinary Shares are being offered subject to various conditions, including (i) receipt and acceptance of our Class A Ordinary Shares by the underwriter and (ii) the underwriter’s right to reject orders in whole or in part.

We have been advised by Revere that the underwriter intends to make a market in our Class A Ordinary Shares, but it is not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

The Class A Ordinary Shares sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. The underwriter may offer the Class A Ordinary Shares through one or more of its affiliates or selling agents. If all of the Class A Ordinary Shares are not sold at the initial public offering price, Revere may change the public offering price and other selling terms. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the Class A Ordinary Shares at the prices and upon the terms set forth therein.

In connection with and upon closing of this offering, we have agreed to pay to Revere a cash fee equal to seven percent (7.0%) of the gross proceeds from the sale of the Class A Ordinary Shares in this offering (the “Underwriting Discount”), and Revere may, in its discretion, apportion such Underwriting Discount in whole or in part to any selected dealer engaged by the underwriter in connection with this offering.

We have granted the underwriter an option, exercisable within forty five (45) days after the closing of this offering, to purchase up to an additional fifteen percent (15%) of the total number of Class A Ordinary Shares offered hereby, solely for the purpose of covering overallotments (the “Over-allotment Option”). If the underwriter exercises the Over-allotment Option, it will purchase additional Class A Ordinary Shares approximately in proportion to the number of Class A Ordinary Shares specified in the table above.

Underwriting Discount and Expenses

The following table shows the per share and total underwriting discount we will pay to the underwriter, assuming no exercise and full exercise of the underwriter’s Over-allotment Option to purchase up to an additional 15% of the Class A Ordinary Shares offered hereby.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$
Proceeds, before expenses to us	$	$	$

We have agreed to be responsible for all reasonable, necessary and accountable out-of-pocket expenses relating to the offering including, but not limited to: (a) the costs of preparing, printing and filing the registration statement with the U.S. Securities and Exchange Commission (the “SEC”), amendments and supplements thereto, and post-effective amendments, as well as the filing with FINRA and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as Revere may reasonably request; (b) the costs of preparing, printing and delivering exhibits thereto, in such quantities as Revere may reasonably request; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by Revere; (d) the fees of counsel(s) and accountants for us, including fees associated with any blue sky filings where applicable; (e) fees associated with our transfer agent; and (f) fees, if necessary, associated with translation services; (g) expenses related to road shows; and (h) the costs of any pre-approved due diligence work in legal, finance and business.

In addition, we have agreed to reimburse Revere, promptly when invoiced, for all of its reasonable out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on our principals) in connection with the performance of its services not to exceed an aggregate of $210,000, regardless of whether the offering is successfully completed, provided that any expense over $5,000 shall require our prior written or email approval.

In connection with and upon closing of the offering, we have also agreed to pay Revere a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in the offering.

We have also agreed to pay Revere advisory fees in connection with the offering in the aggregate amount of $100,000, payable as follows: (i) $40,000 upon the execution of the engagement letter, (ii) $20,000 within three business days upon the public filing of the registration statement, and (iii) $40,000 upon closing of the offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount and the non-accountable expense allowance, will be approximately $[   ].

Right of First Refusal

We have agreed that for a period of twelve (12) months from the closing date of this offering, whether or not the engagement contemplated under our engagement letter with Revere is terminated (other than termination for Cause (as defined therein)), we will grant Revere, provided that this offering is completed, the right to provide investment banking services to us on an exclusive basis in the matters below for which investment banking services are sought by us (such right, the “Right of First Refusal”), which right is exercisable in Revere’s sole discretion. For these purposes, “investment banking services” shall include (i) acting as lead or joint-lead manager for any underwritten public offering; (ii) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of our securities; and (iii) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of our capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of us, and any merger or consolidation of us with another entity. Revere shall notify us of its intention to exercise the Right of First Refusal within fifteen (15) business days following notice in writing by us. If Revere declines to exercise the Right of First Refusal, we may retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms declined by Revere. The Right of First Refusal may be terminated by us for “Cause,” which shall mean a material breach by Revere of the engagement letter or a material failure by Revere to provide the services as contemplated thereby. In compliance with FINRA Rule 5110(g)(6)(A), in no circumstances shall the Right of First Refusal have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between us and Revere.

Lock-Up Agreements

We have agreed that, for a period of three (3) months from the closing of this offering, we and any successors of ours will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, in each case without the prior written consent of Revere.

In addition, our directors, officers and holders of more than five percent (5%) of our outstanding shares as of the effective date of the registration statement will enter into customary lock-up agreements in favor of Revere for a period of six (6) months from the date of this Offering.

Indemnification

We have agreed to indemnify the underwriter and certain other parties against certain liabilities, including liabilities under the Securities Act. If such indemnification is unavailable or insufficient to hold such parties harmless, we have also agreed to contribute to payments such parties may be required to make in respect of those liabilities.

No Public Market

Prior to this offering, there has been no public market for our securities in the United States, and the initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurance that the initial public offering price will correspond to the price at which our Class A Ordinary Shares will trade in the public market after this offering or that an active trading market for our Class A Ordinary Shares will develop and continue after this offering.

Stock Exchange

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[ ].” There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering or its affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website, and any information contained in any other website maintained by an underwriter, is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Ordinary Shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Class A Ordinary Shares, which involve the sale by the underwriter of a greater number of Class A Ordinary Shares than they are required to purchase in this offering and purchasing Class A Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriter a portion of the underwriting discount received by it because Revere has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class A Ordinary Shares. As a result of these activities, the price of our Ordinary Shares may be higher than the price that otherwise might exist in the open market. The underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the underwriter make any representation that the underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our Class A Ordinary Shares. The initial public offering price will be determined by negotiation between us and Revere. The principal factors to be considered in determining the initial public offering price include, but not limited to:

●	the information set forth in this prospectus and otherwise available to Revere;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our Class A Ordinary Shares or that our Class A Ordinary Shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriter is a full service securities firm engaged in a wide range of businesses, and from time to time, in the ordinary course of its business, the underwriter or its affiliates may hold long or short positions and trade or otherwise effect transactions for its own account or the account of its customers in debt or equity securities or loans of companies, including us.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Class A Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A Ordinary Shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada.    The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Class A Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Class A Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Class A Ordinary Shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any Class A Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong.    The Class A Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan.    Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class A Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the Class A Ordinary Shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Class A Ordinary Shares, as principal, if the offer is on terms that the Class A Ordinary Shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Class A Ordinary Shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland.    The Class A Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Class A Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A Ordinary Shares.

Taiwan.    The Class A Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A Ordinary Shares in Taiwan.

United Arab Emirates.    The Class A Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom.    This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1) – (3) together being referred to as “relevant persons”). The Class A Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam.    This offering of Class A Ordinary Shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[ ]
The Nasdaq Capital Market listing fee		[ ]
FINRA filing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Underwriter accountable expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels, our Cayman Islands counsel. Certain legal matters as to Hong Kong law will be passed upon for us by Li & Partners, our Hong Kong counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP. Certain legal matters as to U.S. federal securities law in connection with this Offering will be passed upon for the Representative of the underwriters by McCarter & English, LLP.

EXPERTS

The consolidated financial statements of our Company as of August 31, 2025 and 2024, and for the years then ended, have been audited by OneStop Assurance PAC, located at 10 Anson Road, #21-14 International Plaza, Singapore, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168].

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Also, our principal executive offices and substantially all of our assets are located in Hong Kong. In addition, most of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Li & Partners, our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Class A Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares. For further information about us and the Class A Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A Ordinary Shares.

TINO GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tino Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tino Group Limited and its subsidiary (collectively referred to as the “Group”) as of August 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended August 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Group’s auditor since 2025.

Singapore

January 22, 2026

TINO GROUP LIMITED AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$ Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	7,223,268	14,892,605	1,910,239
Accounts receivable, net	9,070,500	3,641,049	467,029
Contract assets, net	341,529	833,845	106,955
Prepayments and other current assets, net	1,785,207	1,155,324	148,191
Amount due from related parties	124,203	2,610,297	334,817
Total current assets	18,544,707	23,133,120	2,967,231

Non-current assets
Investments	766,795	4,008,988	514,223
Operating lease right-of-use assets, net	206,097	495,274	63,527
Deferred offering cost	-	389,515	49,962
Total non-current assets	972,892	4,893,777	627,712
Total assets	19,517,599	28,026,897	3,594,943

LIABILITIES
Current liabilities
Accounts payable	1,953,495	327,440	42,000
Contract liabilities	492,906	218,770	28,061
Taxes payable	1,573,396	2,945,288	377,785
Current portion of lease liabilities	194,097	163,465	20,967
Other payables	1,169,355	3,424,296	439,226
Dividend payable	554,998	1,161,388	148,969
Amount due to related parties	2,038,129	3,776,894	484,453
Total current liabilities	7,976,376	12,017,541	1,541,461

Non-current liabilities
Non-current portion of lease liabilities	-	331,809	42,560
Total non-current liabilities	-	331,809	42,560
Total liabilities	7,976,376	12,349,350	1,584,021

Shareholders’ equity
Class A Ordinary Shares (par value of US$0.0001 per shares; 450,000,000 shares authorized, 5,040,000 shares issued and outstanding*)	3,929	3,929	504
Class B Ordinary Shares (par value of US$0.0001 per shares; 50,000,000 shares authorized, 22,960,000 shares issued and outstanding*)	17,900	17,900	2,296
Subscription receivable	(21,829)	(21,829)	(2,800)
Additional paid-in capital	10,000	10,000	1,283
Retained earnings	11,531,223	15,667,547	2,009,639
Total shareholders’ equity	11,541,223	15,677,547	2,010,922
Total liabilities and shareholders’ equity	19,517,599	28,026,897	3,594,943

*	Gives retroactive effect to reflect the business reorganization (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

TINO GROUP LIMITED AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$ Note 2(e)
Commission revenue	21,182,865	15,560,450	1,995,902
Consulting revenue	2,502,409	8,382,697	1,075,228
Total revenue	23,685,274	23,943,147	3,071,130
Cost of revenue - Commission	(3,866,107)	(584,750)	(75,004)
Cost of revenue - Consulting	(2,594,668)	(8,007,287)	(1,027,076)
Total cost of revenue	(6,460,775)	(8,592,037)	(1,102,080)
Gross profit	17,224,499	15,351,110	1,969,050

Operating expenses
Selling and marketing expenses	(3,827,305)	(2,706,010)	(347,093)
General and administrative expenses	(2,845,257)	(3,733,263)	(478,857)
Total operating expenses	(6,672,562)	(6,439,273)	(825,950)
Operating profit	10,551,937	8,911,837	1,143,100

Other income (expenses)
Interest income	24,759	79,204	10,159
Other income	-	38,969	4,998
(Losses) gains from fair value change of investments	(16,205)	500,835	64,241
Total other income, net	8,554	619,008	79,398

Income before income tax	10,560,491	9,530,845	1,222,498
Income tax expenses	(1,573,396)	(1,394,521)	(178,872)
Net income	8,987,095	8,136,324	1,043,626

Basic and diluted income per ordinary shares*	0.32	0.29	0.04
Weighted average number of ordinary shares outstanding- basic and diluted*	28,000,000	28,000,000	28,000,000

*	Gives retroactive effect to reflect the business reorganization (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

TINO GROUP LIMITED AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Retained
	Shares	Amount	Shares	Amount	receivables	capital	earnings	Total
		HK$		HK$	HK$	HK$	HK$	HK$
As at September 1, 2023	5,040,000	3,929	22,960,000	17,900	(21,829)	10,000	8,544,128	8,554,128
Net income	-	-	-	-	-	-	8,987,095	8,987,095
Dividends to shareholders *	-	-	-	-	-	-	(6,000,000)	(6,000,000)
As at August 31, 2024	5,040,000	3,929	22,960,000	17,900	(21,829)	10,000	11,531,223	11,541,223
Net income	-	-	-	-	-	-	8,136,324	8,136,324
Dividends to shareholders *	-	-	-	-	-	-	(4,000,000)	(4,000,000)
As at August 31, 2025	5,040,000	3,929	22,960,000	17,900	(21,829)	10,000	15,667,547	15,677,547
(for disclosure purpose only)
As at August 31, 2025 (US$)	5,040,000	504	22,960,000	2,296	(2,800)	1,283	2,009,639	2,010,922

*	Dividends declared to shareholders. The remaining balance of the dividend declared but not paid yet is listed as dividend payable in the consolidated balance sheet.

Gives retroactive effect to reflect the business reorganization (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

TINO GROUP LIMITED AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$ Note 2 (e)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	8,987,095	8,136,324	1,043,626
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Amortization of operating lease right-of-use assets	197,794	206,097	26,436
Investments fair value change	16,205	(500,835)	(64,241)

Changes in operating assets and liabilities
Accounts receivable	(1,982,848)	5,429,451	696,423
Contract assets	(341,529)	(492,316)	(63,148)
Prepayments and other current assets	(1,348,542)	810,003	103,897
Amount due to related parties	1,416,000	1,348,000	172,905
Accounts payables	(762,248)	(1,626,055)	(208,570)
Contract liabilities	492,906	(274,136)	(35,163)
Taxes payable	1,573,396	1,371,892	175,969
Lease liabilities	(203,794)	(194,097)	(24,896)
Other payables	1,169,355	2,254,941	289,236
Net cash provided by operating activities	9,213,790	16,469,269	2,112,474

CASH FLOWS USED IN INVESTING ACTIVITIES
Advances to related parties	(132,380)	(2,486,094)	(318,885)
Advances to third parties	(671,500)	(211,346)	(27,109)
Repayments from third parties	234,835	31,227	4,005
Cash paid to acquire investments	(783,000)	(2,741,359)	(351,628)
Net cash used in investing activities	(1,352,045)	(5,407,572)	(693,617)

CASH FLOWS USED IN FINANCING ACTIVITIES
Advances from related parties	1,566,560	1,210,141	155,222
Repayments to related parties	(252,276)	(819,376)	(105,099)
Deferred offering cost	-	(389,515)	(49,962)
Dividend paid	(5,445,002)	(3,393,610)	(435,290)
Net cash used in financing activities	(4,130,718)	(3,392,360)	(435,129)

NET INCREASE IN CASH AND CASH EQUIVALENTS
Increase in cash, cash equivalents and restricted cash	3,731,027	7,669,337	983,728
Cash and cash equivalents at beginning of the year	3,492,241	7,223,268	926,511
Cash and cash equivalents at end of the year	7,223,268	14,892,605	1,910,239

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	-	22,629	2,903
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained	-	495,274	63,527

*	As of August 31, 2024 and 2025, the Group has declared but not yet paid dividends of HK$ 554,998 and HK$ 1,161,388 (US$148,969), respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TINO GROUP LIMITED AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Nature of Operations

Tino Group Limited (“Tino Group”, “the Company”) and its consolidated subsidiary (collectively, “the Group”) operate as a specialized partner focused on the marketing, promotion, and provision of consulting services for overseas immigration programs across Asian markets. Leveraging its extensive promotion network and market expertise, the Group connects global immigration opportunities with regional clients and offers end-to-end support—from targeted program promotion and lead generation to personalized consulting—to facilitate a seamless immigration journey.

The Company was incorporated on September 12, 2025 in the Cayman Islands, with its current registered office located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Cayman Islands. The Company is a holding company and conducts its businesses primarily through its subsidiary (collectively, “the Group”). The Group is an immigration project marketing and promotion services provider with its principal operations and geographic markets in the Hong Kong Special Administrative Region of the People’s Republic of China (“HK” or “Hong Kong”).

(b) Reorganization

Prior to the incorporation of Tino Group, the business was carried out under Tino Global Limited in anticipation of an initial public offering (“IPO”) of its equity securities, the Group completed a reorganization (the “Reorganization”), which involved the following steps:

●	On September 12, 2025, Tino Group Limited was incorporated under the laws of the Cayman Islands. Tino Group is an investment holding company; it has no substantive operations other than holding all of the outstanding share capital of Tino Global Limited, and its primary business operations are conducted through its subsidiary.

●	On May 23, 2008, Tino Global Limited (“Tino Global”) was incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. Its main operation is providing immigration project marketing and promotion services.

●	On December 1, 2025, Tino Group obtained 100% of the equity interests of Tino Global using a nominal price of HK$1 from Mr. Chi Yan Chan, who held 100% of the equity interests of Tino Global at the time. Upon the completion of the above reorganization, Tino Group became the ultimate holding company.

●	On December 9, 2025, as a result of the termination of the trust arrangement between Mr. Chi Yan Chan and Mr. Qin Chen, Mr. Chi Yan Chan transferred all of his 22,960,000 Class B Ordinary Shares to A2Z Assets Limited, which is wholly-owned by Mr. Qin Chen.

Immediately before and after the Reorganization, Tino Group, together with its subsidiary, is effectively controlled by the same ultimate shareholder Mr. Qin Chen, who held 100% of equity interests of Tino Global before the Reorganization through the trust arrangement, and held 100% of equity interests of Tino Group after the Reorganization, and therefore the Reorganization is considered as a recapitalization of entities under common control.

The consolidation of the Group has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the Company’s operating entity.

As of the issuance date of these financial statements, the details of the Company’s subsidiary are as follows:

Name of entity	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Tino Global Limited (Tino Global)	May 23, 2008	Hong Kong	100%	Providing immigration and cross-border employment advisory services

The Company’s capital structure is further transformed to a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to twenty votes per Class B Ordinary Share.

As of the date of this prospectus, the shareholding structure of the Company is as follows:

Shareholders	BVI Company	Type of ordinary shares	% of issued shares	Number of shares	Voting interest
QIN CHEN	A2Z Assets Limited	Class B	82%	22,960,000	98.92%
LIANMIN ZHANG	LMZ Assets Limited	Class A	4%	1,204,000	0.26%
HIU MAN YEUNG	YHM Assets Limited	Class A	4%	1,176,000	0.25%
YIU KAM TO	*	Class A	5%	1,344,000	0.29%
CHI YAN CHAN	*	Class A	5%	1,316,000	0.28%
TOTAL			100%	28,000,000	100%

*	Instead of holding the shares through BVI companies, Ms. Yiu Kam To and Mr. Chi Yan Chan hold the shares directly as natural persons.

This dual-class structure ensures the founding team retains control over strategic business decisions while allowing the Company to access capital markets. The enhanced voting rights attached to Class B shares enable the core management team to maintain long-term vision and operational stability following the IPO.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. As of August 31, 2024 and 2025, the Company has only one subsidiary as listed above.

c. Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expense during the reporting period and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, allowance of credit losses of receivables, impairment of long-lived assets, and lease discount rate. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may result revision in estimates.

d. Functional Currency and Foreign Currency Translation

The Group’s reporting currency is Hong Kong Dollar (“HK$”). The functional currency of the Company is US dollars (“US$”). The subsidiary located in the Hong Kong has determined the HK$ as its functional currency. The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by FASB ASC 830, Foreign Currency Matters.

As a corporation conducting operations in multiple currencies, the Group engages in daily transactions using a variety of currencies, including HK$, US dollars, Euros, British pounds, Japanese yen, etc. Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

Assets and liabilities denominated in currencies other than the reporting currency are translated into HK$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ at the appropriate historical rates. Income and expense items are translated into HK$ using the periodic average exchange rates. The foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity.

e. Convenience Translation

Translations of the accompanying financial statements from HK$ into US$ as of and for the year ended August 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = HK$7.7962 at the exchange rate stipulated by the Hong Kong Inland Revenue Department on August 31, 2025.

No representation is intended to imply that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2025, or at any other rate.

f. Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and on-demand deposits at banks, which are readily convertible to known amounts of cash, unrestricted as to withdrawal or use.

g. Investments

The Group invests in privately held funds and investment vehicles, which are held for long-term capital appreciation purposes and presented as non-current assets in the statement of financial position. The Group does not exercise control or significant influence over these investees, and accordingly, the equity method of accounting does not apply.

The investments represent passive interests in externally managed private equity funds or privately held investment entities. The carrying amounts of these investments are measured at fair value using the net asset value (“NAV”) practical expedient in accordance with ASC 820, based on valuation information reported by the underlying funds or investees and prepared in a manner consistent with the measurement principles of ASC 946. Changes in the carrying amounts of the investments recognized in earnings primarily reflect changes in the underlying NAVs during the reporting period.

As permitted by U.S. GAAP, investments for which fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.

h. Accounts Receivable, net

In May 2019, the FASB issued the Accounting Standards Update (ASU) 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The Group adopted this standard, and such adoption did not result in a material change in the Group’s financials.

Accounts receivable is carried at the original cost amount less an allowance of credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

i. Current Expected Credit Losses

The Group’s accounts receivable, contract assets, other current assets, and amounts due from related parties are within the scope of ASC 326.

For accounts receivable, the Group estimated the allowance by segmenting receivables into groups and individual based on certain credit risk characteristics and estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For investments, other current assets, and amounts due from related parties, the Group review them on a periodic basis and accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and reasonable and supportable forecasts of future economic conditions, and other factors that may affect the collection. These amounts are written off after all collection efforts have been exhausted.

j. Prepayments and Other Current Assets, net

Prepayments and other current assets consist of prepayments to suppliers, prepaid operating expenses, amounts due from third parties for various transactions, including advances made on behalf of clients and management fees paid in advance, and other current assets such as capitalized contract fulfillment costs. These assets are classified as current and initially recognized when payments are made or costs are incurred. They are subsequently measured at amortized cost, with any impairment assessed in accordance with ASC 310 and ASC 450.

Under US GAAP, the Group estimates expected credit losses for other receivables using a methodology that reflects historical credit loss experience, current conditions, and reasonable and supportable forecasts. An allowance for credit losses is maintained at a level sufficient to absorb expected lifetime credit losses. The allowance is evaluated each reporting period, with changes recorded in profits and losses.

k. Deferred Offering Costs

Deferred offering cost consists of legal fees incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

l. Related Parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related parties, related party balances, and transactions.

m. Revenue Recognition

The Group recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Revenue is recognized when a performance obligation is satisfied as control of service is transferred to a customer in the amount expected to be entitled at transfer. For each customer contract, the performance obligations are identified, the transaction price is allocated to the individual performance obligations, and revenue is recognized when these performance obligations are fulfilled and control of the service is transferred to the customer. The Group’s revenue is derived from contracts with customers. The appropriate accounting treatment for each contract is determined at its inception. To achieve that core principle, the Group applies the five steps defined under Topic 606:

Step 1: Identify the contract(s) with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when the Group satisfies a performance obligation.

For the years ended 2024 and 2025, the Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

As a provider specializing in immigration services, the Group generates its primary operating revenue mainly from the following two sources:

●	Revenue Stream 1: Immigration Consulting Services (Consulting Revenue)

Consulting revenue is derived from providing end-to-end immigration consulting services to individual clients, including immigration planning, visa application assistance, legal compliance advisory, and settlement support. Revenue is recognized at the point in time when the Group submits the corresponding form to the customer’s immigration representative lawyer, or when the client receives the final approval for immigration, based on the contract type.

●	Revenue Stream 2: Immigration Promotion Services (Commission Revenue)

Commission revenue is earned when the Group successfully refers clients to overseas real estate developers, fund sponsors, or other immigration-related service providers (collectively, the Group’s “customer”), resulting in sales commissions or referral fees; Revenue is recognized at the point in time when the end-client (the immigrants) signed the agreement with our customer and made the payment to our customer, which signals the completion of the Group’s obligations to identify and refer clients.

For U.S. projects, commission revenue is followed by an annual service revenue as the second performance obligation in the contract. The transaction price is separately defined in the contract as annual fees. After a client referral is secured, the Group will act as the liaison between the fund sponsors and the end-client, facilitating communication throughout the investment period, which starts on the date when the fund sponsors invest the raised funds into qualifying investments and typically lasts for five years. Revenue is recognized over the service period on a straight-line basis over the investment term, as the Group provides the services continuously throughout the service period.

The Group recognizes both streams of revenue on a gross basis as the Group has control of the services before they are delivered to the Group’s customers. In drawing this conclusion, the Group considers various factors, including latitude in establishing the sales price, discretion in the vendor selection and that the Group is the primary obligor in the Group’s service arrangements.

As above, the Group recognizes revenue on a gross basis as the principal of the transaction and confirms its right to receive all proceeds from the services provided to the customers as income after meeting the obligations.

Contract Assets

Contract assets arise when the Group has satisfied a performance obligation under a contract with a customer by transferring a service, but the right to consideration is conditional upon something other than the passage of time. Contract assets are assessed for impairment in accordance with the expected credit loss model under ASC 326 and are transferred to receivables when the right to consideration becomes unconditional.

Contract Liabilities

Contract liabilities primarily represent the Group’s obligation to transfer consulting services to a customer for which the Group has received consideration in advance. The consideration received remains a contract liability until services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year.

As of August 31, 2024 and 2025, contract liabilities of the Group were HK$492,906 and HK$218,770 (US$28,061), respectively. The opening balance of contract liabilities for the fiscal year that started on September 1, 2023 was nil.

n. Cost of Revenue

Cost of revenue primarily consists of commission fees to the third-party promoters, labor costs, and lawyer fees for immigration programs.

o. Selling and Marketing Expenses

Selling and marketing expenses are primarily marketing promotion costs.

p. General and Administrative Expenses

General and administrative expenses include employees’ salaries, employees’ benefits, allowance for credit loss, and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations; and costs associated with use by these functions of facilities and equipment, such as rental and other general corporate-related expenses.

q. Employee Benefits

Employees who entered into labor contracts with the Group in Hong Kong participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits are provided. The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

In addition, the Group provides other statutory employee benefits in accordance with the Employment Ordinance (Chapter 57 of the Laws of Hong Kong), including paid annual leave, sick leave, maternity leave, and statutory holidays. The EO provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith. Long-service payments are also provided upon termination of employment after a minimum period of continuous service, as required under the EO. These benefits are recognized as expenses in the period in which the related services are rendered.

r. Other Income, net

Other income is mainly the travel expense subsidy provided by the Group’s clients.

s. Taxation

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income tax expense in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

The Group applies ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest, or penalties associated with unrecognized tax benefits as of and for the years ended August 31, 2024 and 2025.

t. Operating Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date, or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group is a lessee.

The Group leases an office space, UNIT 5.6/F ISLAND PLACE TOWER 510 KING’S RD in Hong Kong. The lessor retains ownership of the underlying assets, the lease does not grant the Group an option to purchase the leased office, the lease term is not a major part of the remaining economic life of the underlying assets, the present value of the sum of the lease payments is significantly lower than the fair value of the leased assets and the leased assets are not of a specialized nature, so the leases are classified as operating leases. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs and lease classification.

The Group recognizes lease liabilities and right of use (the “ROU”) assets at the lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective interest method. Since most of the Group’s leases do not provide an implicit rate, the Group uses the incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments.

ROU assets are initially measured at cost, which consists of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of their useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability. For leases acquired in business combinations or asset acquisitions, ROU assets also include the unamortized balance of an asset or liability recognized in accordance with ASC 805 relating to favorable or unfavorable lease terms.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC 842, Property, Plant, and Equipment—Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

u. Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group may use a variety of methodologies to determine the fair value of long-lived assets, including appraisals and discounted cash flow models. These appraisals and models include assumptions that the Group believes are consistent with those a market participant would use. The Group did not record any impairment charge during the years ended August 31, 2024 and 2025.

v. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows.

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which the inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other current assets, accounts payable, other payables, and amounts due to related parties approximate fair value because of their short-term nature.

The Group’s non-financial assets would be measured at fair value only when they were determined to be impaired.

w. Commitments and Contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired, or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

x. Earnings per Share

Earnings per share (“EPS”) is calculated in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income attributable to shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potentially dilutive securities that would have an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share. During the years ended August 31, 2024 and 2025, the Group had no dilutive securities.

y. Segment Reporting

The Group operates and manages its business as a single segment under the guidance in ASU 2023-07, Segment Reporting (Topic 280). Resources are allocated and performance is assessed by the Chief Executive Officer (the “CEO”), who is determined to be the Chief Operating Decision Maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.

As a whole and hence, the Group has determined that there is only one reportable operating segment since all types of services provided are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM.

z. Recent Accounting Pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands the annual and interim disclosure requirements for reportable segments. The amendments require disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), and the title and position of the CODM. Additionally, all annual disclosures currently required are now also required in interim periods. The new guidance is required to be applied retrospectively. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The early adoption and application of ASU 2023-07 did not have a material impact on the Group’s financial statements. Additional information is provided in Note 12.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group expects no material impact from the adoption of this guidance.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued a subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of the income statement, as well as additional disclosure about selling expenses. This guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. This guidance should be applied prospectively with the option to apply the standard retrospectively. The Group expects no material impact from the adoption of this guidance.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that are expected to have a material impact on the Group’s consolidated financial condition, results of operations, cash flows, or disclosures.

3. ACCOUNTS RECEIVABLE, NET

The Group’s accounts receivable is detailed as follows:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	9,070,500	3,641,049	467,029
Less: allowance for credit losses	-	-	-
Accounts receivable, net	9,070,500	3,641,049	467,029

As of August 31, 2024 and 2025, the Group’s allowance for credit losses of accounts receivable were both nil. The Group maintained no allowance for credit losses on accounts receivable, as all balances were considered fully collectible based on historical experiences and customer creditworthiness.

4. CONTRACT ASSETS, NET

The Group’s contract assets are detailed as follows:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Contract assets	341,529	833,845	106,955
Contract assets, net	341,529	833,845	106,955

As of August 31, 2024 and 2025, the Group’s allowance for credit losses of contract assets were both nil. The opening balances of contract assets of fiscal years 2024 and 2025 were nil and HK$341,529 (US$43,807), respectively.

5. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are detailed as follows:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Prepayments to suppliers	47,490	18,711	2,400
Other receivables	1,707,716	1,032,501	132,436
Other current assets	30,001	104,112	13,355
Prepayments and other current assets	1,785,207	1,155,324	148,191

As of August 31, 2025, other current assets amounted to HK$104,112 (US$13,355), primarily consisting of contract fulfillment costs that are expected to be recovered through future revenue recognition. These costs include direct labor and related expenses incurred in connection with the performance of service contracts.

Other receivables primarily represent temporary supporting funds and advances made by the Group on behalf of its customers or suppliers. The supporting funds cover various payments such as, but not limited to, insurance premiums and conference-related expenses. The advances are provided to these third parties on a short-term basis and bear no interest. For the years ended August 31, 2024 and 2025, the Group had advances to third parties of HK$671,500 and HK$211,346 (US$27,109), and received repayments of HK$234,835 and HK$31,226 (US$4,005), respectively. The remaining balance of other receivables was subsequently settled in November 2025.

6. INVESTMENTS

The Group holds five investments, all of which represent shares in private equity funds or privately held investment entities in which the Group participates as a limited partner (LP) as a passive investor and does not have significant influence over the investment. The Group plans to hold these investments for long-term capital appreciation purposes, with an expected holding period of three to five years, and presents them as non-current assets.

The carrying amounts of the Group’s investments are generally determined based on the net asset value (NAV) or equivalent valuation information reported by the underlying funds or investees. Changes in the carrying amounts during the reporting periods primarily reflect movements in the reported NAVs of the underlying investments, as well as the Group’s proportionate share of the investees’ operating results, where applicable.

For the years ended August 31, 2024 and 2025, the carrying amounts of these investments are as follows:

	Original		For the year ended August 31,
	subscription		2024 (HK$)		2025 (HK$)
	Date	Cost (HK$)	FV Change	Ending Balance	FV Change	Ending Balance	US$
Blue Ribbon Self Storage IV, LLC	2023.12	783,000	(16,205)	766,795	(23,537)	743,258	95,336
Blue Ribbon Japanese Real Estate	2024.9	772,633	-	-	-	772,633	99,104
Convoy AI Asia Fund	2024.10	781,390	-	-	408,318	1,189,708	152,601
Convoy Asia Fund	2025.3	779,740	-	-	116,054	895,794	114,901
Blue Ribbon Capital	2025.5	407,595	-	-	-	407,595	52,281
Total		3,524,358	(16,205)	766,795	500,835	4,008,988	514,223

1)	Blue Ribbon Self Storage IV, LLC (“Blue Ribbon Self Storage”)

In December 2023, the Group invested HK$783,000 (US$100,434) in Blue Ribbon Self Storage IV, LLC, which is a Wisconsin-based limited liability company that owns and operates a single self-storage project in the United States. The fund primarily invests in real estate assets in the U.S., focusing on the self-storage industry, with a maturity period of no longer than five years. The investment is not publicly traded, has no unfunded capital commitments, and may be realized based on NAV. The fair values of the investments in this class have been estimated using the net asset value of the Group’s ownership interest in partners’ capital. Redemption of the investment is permitted only with the prior consent of the general partner, with no other significant restrictions or terms. Based on the current assessment, the Group has no plan to sell the investment.

For the years ended August 31, 2024 and 2025, the losses from fair value change of Blue Ribbon Self Storage were HK$16,205 and HK$23,537 (US$3,019), respectively.

2)	Blue Ribbon Japanese Real Estate LPF (“Japanese Real Estate”)

In September 2024, the Group invested HK$772,633 (US$99,104) in the Japanese Real Estate, which is a Hong Kong-registered limited partnership fund investing in income-producing and value-add real estate assets in Japan. The fund is closed-end until project completion, subject to a maximum term of five years, is not publicly traded, and redemption of the investment is permitted only with the prior consent of the general partner, with no other significant restrictions or terms. The fair values of the investments have been estimated using the net asset value of the Group’s ownership interest in partners’ capital. The Company has no unfunded capital commitments and, based on current assessment, the Group has no plan to sell the investment and intends to hold it until maturity.

For the year ended August 31, 2025, the fair value change of Japanese Real Estate was nil.

3)	Convoy AI Asia Fund

In October 2024, the Group invested 100,000 units, for a total of HK$781,390 (US$100,227), in Convoy AI Asia Fund, which is a Hong Kong-registered limited partnership that primarily invests in publicly traded technology and AI-related equities. The fund seeks to capitalize on market opportunities by investing in leading companies within the technology and artificial intelligence sectors. The fair values of the investments in this class have been estimated using the net asset value per share of the investments. The investment is redeemable at NAV subject to notice requirements, has no unfunded capital commitments, and is redeemable upon at least 15 days’ prior notice to the general partner, with no other significant restrictions. Based on the current assessment, the Group has no plan to sell the investment.

For the year ended August 31, 2025, the gain from fair value change of Convoy AI Asia Fund was HK$408,318 (US$52,374).

4)	Convoy Asia Fund

In March 2025, the Group invested 100,000 units, for a total of HK$779,740 (US$100,015), in Convoy Asia Fund, which is a Cayman Islands-domiciled limited partnership pursuing a multi-asset strategy across fixed income, cash, listed equities, real estate, and commodities. The fair values of the investments in this class have been estimated using the net asset value per share of the investments. The investment is redeemable at NAV upon providing at least 15 days’ prior notice to the general partner, with no other significant restrictions, and has no unfunded capital commitments. Based on the current assessment, the Group has no plan to sell the investment.

For the year ended August 31, 2025, the gain from fair value change of Convoy Asia Fund was HK$116,054 (US$14,886).

5)	Blue Ribbon Asset Management Limited (“Blue Ribbon Capital”)

In April 2025, the Group invested HK$407,595 (US$52,281) in Blue Ribbon Capital, which is a Hong Kong asset management company that pursues multiple strategies to diversify risks and reduce volatility. The investment is not currently redeemable; redemption of the investment is permitted only with the prior consent of the general partner, and returns are expected to be realized through the disposition of the underlying property, which is expected to occur within five years or less. The fair values of the investments in this class have been estimated using the net asset value of the Group’s ownership interest in partners’ capital. Based on the current assessment, the Group has no plan to sell the investment.

For the year ended August 31, 2025, the fair value change of Blue Ribbon Capital was nil.

7. OPERATING LEASE RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Group’s operating lease is its office.

The balances in relation to the Group’s operating lease as of August 31, 2024 and 2025 are as follows:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets	593,706	1,088,980	139,680
Accumulated amortization of operating lease right-of-use assets	(387,609)	(593,706)	(76,153)
Operating lease right-of-use assets, net	206,097	495,274	63,527

Operating lease liabilities, current	194,097	163,465	20,967
Operating lease liabilities, non-current	-	331,809	42,560

Weighted-average remaining lease term (years)	1	3	3
Weighted-average discount rate	4%	4%	4%

For the years ended August 31, 2024 and 2025, the Group recognized amortization of operating lease right-of-use assets of HK$197,794 and HK$206,097 (US$26,436), respectively.

No impairment charges to the operating lease right-of-use assets were recognized for the years ended August 31, 2024 and 2025, respectively.

Maturities of operating lease liabilities on August 31, 2025, are as follows by years:

12 months ending August 31,	HK$	US$
2026	180,000	23,088
2027	180,000	23,088
2028	165,000	21,164
Total undiscounted lease payments	525,000	67,340
Less: imputed interest	(29,726)	(3,813)
Total lease liabilities	495,274	63,527

8. EQUITY

(a) Ordinary Shares

On September 12, 2025, the Company was incorporated in the Cayman Islands and became the holding company pursuant to the Reorganization described in Note 1(b). The Company’s authorized share capital comprises of (i) 450,000,000 Class A ordinary shares of par value US$ 0.0001 each and (ii) 50,000,000 Class B ordinary shares of par value US$ 0.0001 each. Class A ordinary shares and class B ordinary shares have identical dividend right. Each Class A ordinary share is entitled to one vote on all matters subject to the vote at general meetings of the Company, whereas each Class B ordinary share is entitled to twenty votes on all matters subject to the vote at general meetings of the Company. As of the date of these financial statements, the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares were 5,040,000 and 22,960,000, respectively.

Share data have been retrospectively applied to give effect to the reorganization that is discussed in Note 1(b).

(b) Restricted Net Assets

Shortages in the availability of foreign currency may restrict the ability of the HK subsidiary to remit sufficient foreign currency to pay dividends or other payments to the Company. Even though the Company currently does not require any such dividends, loans or advances from the HK subsidiary for working capital and other funding purposes, the Company may in the future require additional cash resources from its HK subsidiary due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiary to satisfy any obligations of the Company.

9. REVENUES

The Group’s revenues for the years ended August 31, 2024 and 2025, are detailed as follows:

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Consulting revenue	2,502,409	8,382,697	1,075,228

Commission revenue
Initial fee	19,878,640	11,200,933	1,436,717
Annual fee	1,304,225	4,338,601	556,502
Others	-	20,916	2,683
Total commission revenue	21,182,865	15,560,450	1,995,902

Total revenue	23,685,274	23,943,147	3,071,130

Timing of the Group’s revenue recognition is detailed as follows:

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Services transferred at a point in time	22,381,049	19,604,546	2,514,628
Services transferred over time	1,304,225	4,338,601	556,502
Total revenue	23,685,274	23,943,147	3,071,130

The geographical location of the Group’s revenue is detailed as follows:

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Immigration consulting services revenue
Hong Kong	2,502,409	8,382,697	1,075,228
Total consulting revenue	2,502,409	8,382,697	1,075,228

Immigration promotion services revenue
USA	17,458,870	13,482,359	1,729,350
Canada	56,840	-	-
Malta	833,041	916,435	117,549
Greece	2,483,867	380,936	48,862
Ireland	339,543	254,209	32,607
Thailand	10,704	49,950	6,407
Dubai	-	476,561	61,127
Total commission revenue	21,182,865	15,560,450	1,995,902

Total revenue	23,685,274	23,943,147	3,071,130

10. TAXATION

(a) Cayman Islands

The Company is incorporated in the Cayman Islands. Under the laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

(b) Hong Kong

The Company’s principal subsidiary Tino Global Limited is incorporated in Hong Kong and is subject to Hong Kong profits tax. Under the two-tiered profits tax rates regime, the first HK$2 million of taxable profits of the qualifying group entity is taxed at 8.25%, and taxable profits above HK$2 million are taxed at 16.5%. Additionally, upon payment of dividends by the Tino Global Limited to its shareholder, no Hong Kong withholding tax will be imposed.

The Company’s income tax expense for the years ended August 31, 2024 and 2025 are counted as follows:

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Income before tax	10,560,491	9,530,845	1,222,498
Less: bank interest income	(24,759)	(79,204)	(10,159)
Taxable profits	10,535,732	9,451,641	1,212,339

Tax rate	8.25%	8.25%	8.25%
Profits taxed at 8.25%	2,000,000	2,000,000	256,535
Income tax	165,000	165,000	21,164

Tax rate	16.50%	16.50%	16.50%
Profits taxed at 16.5%	8,535,732	7,451,641	955,804
Income tax	1,408,396	1,229,521	157,708

Total income tax expense	1,573,396	1,394,521	178,872

The item accounting for the difference between income taxes computed at the Hong Kong profits tax rate and the Group’s effective rate were as follows:

	For the year ended August 31,
	2024	2025
Profits tax rate	16.5%	16.5%
Non-taxable income	(0.04)%	(0.14)%
Tax incentives and preferential tax rates	(1.56)%	(1.73)%
Effective tax rate	14.90%	14.63%

Movements of the Group’s taxes payable balances as of August 31, 2024 and 2025 were as follows:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Taxes payable at the beginning of the year	-	1,573,396	201,816
Add: income tax expense	1,573,396	1,394,521	178,872
Less: tax paid	-	(22,629)	(2,903)
Taxes payable balance	1,573,396	2,945,288	377,785

(c) Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of August 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

11. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the main related parties and their relationships with the Group as of August 31, 2024 and 2025:

Name of related parties	Relationship with the Group
Qin Chen	The Company’s CEO, Shareholder, Chairman of the Board.
Xiaowen Wang	The Company’s COO.
Si Ai	The Company’s CFO.
Concordia Asia Education Center Limited	Related party Qin Chen is the Chairman of Concordia Asia, holding 100% of its equity interest.
Chi Yan Chan	The Company’s Shareholder and the Chairman of the Board during the reporting period
Ying Chan	Immediate family members of Chi Yan Chan, who was the Company’s Shareholder and Chairman of the Board during the reporting period
Yunjing Zhou	Immediate family members of Chi Yan Chan, who was the Company’s Shareholder and Chairman of the Board during the reporting period
Demei Global Limited	Related party Chi Yan Chan is a shareholder of Demei Global, holding 70% of its equity interest.
Nonna Co., Limited	Related party Ying Chan is a shareholder of Nonna Co., holding 44% of its equity interest.

(a)  Related Party Balances

As of August 31, 2024 and 2025, amounts due from related parties consist of the following:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Amounts due from related parties:
Chi Yan Chan	124,203	1,226,363	157,303
Concordia Asia Education Center Limited	-	1,129,729	144,908
Yunjing Zhou	-	254,205	32,606
Total	124,203	2,610,297	334,817

As of August 31, 2024 and 2025, amounts due to related parties consist of the following:

	As of August 31,
	2024	2025	2025
	HK$	HK$	US$
Amounts due to related parties:
Demei Global Limited	406,129	719,786	92,325
Xiaowen Wang	-	77,108	9,890
Qin Chen	1,632,000	2,980,000	382,238
Total	2,038,129	3,776,894	484,453

(b) Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the Group did not enter into any trade transactions with related parties, including but not limited to its shareholders, directors, officers, or entities under common control, during the years ended August 31, 2024 and 2025. All intercompany balances reflected in the consolidated financial statements represent non-trade receivables and payables arising from operational funding arrangements, as well as advances to and repayments from related parties, which are non-recurring, interest-free, and do not constitute ongoing related party transactions, with maturities of less than one year.

Operating activities: For the years ended August 31, 2024 and 2025, the Group’s shareholder Qin Chen provided HK$1,416,000 and HK$1,348,000 (US$172,905) of operational funds supporting to the Group, respectively. The balance was subsequently settled in December 2025.

Investing activities: For the years ended August 31, 2024 and 2025, the Group had advances to related party (i) Chi Yan Chan of HK$132,380 and HK$1,102,160 (US$141,371); (ii) Yunjing Zhou of nil and HK$254,205 (US$32,606); and (iii) Concordia Asia Education Center Limited of nil and HK$1,129,729 (US$144,908), respectively. All these advances were subsequently repaid in November 2025.

Financing activities: For the year ended August 31, 2024, the Group had advances from Demei Global Limited of HK$1,566,560 and repaid HK$252,276. For the year ended August 31, 2025, the Group had (i) advances from Demei Global Limited of HK$1,133,033 (US$145,331) and repaid HK$819,376 (US$105,099) and (ii) advances from Xiaowen Wang of HK$77,108 (US$9,891). All these advances were subsequently repaid in December 2025.

(c) Guarantees Provided for a Related Party

The Group has not provided, and is not a party to, any guarantees or other credit support arrangements for the benefit of its related parties, including shareholders, directors, officers, or entities under common control, as of August 31, 2024, and 2025, and the date of these financial statements. There are no contingent liabilities arising from guarantees extended to related parties.

12. SEGMENT INFORMATION

(a) Reportable Segment

The Group operates as a single reportable segment, which is consistent with how the CODM allocates resources and assesses performance. As the Group’s long-lived assets are all located in Hong Kong, no geographical segments for assets are presented. The Group’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, the management has determined that the Group has one reportable segment under ASC Topic 280, Segment Reporting.

(b) Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using net income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net income is defined as revenue add other income, less cost of revenue and operating expenses, other segment items (including office expenses, exchange losses, bank charges, and rental expenses), and income taxes.

(c) Significant Segment Expense Categories Provided to the CODM

	For the year ended August 31,
	2024	2025	2025
	HK$	HK$	US$
Total revenue	23,685,274	23,943,147	3,071,130
Add:
Total other income, net	8,554	619,008	79,398
Less:
Cost of revenue - Commission	(3,866,107)	(584,750)	(75,004)
Cost of revenue - Consulting	(2,594,668)	(8,007,287)	(1,027,076)
Marketing expenses	(3,827,305)	(2,706,010)	(347,093)
Employee expenses	(840,000)	(840,000)	(107,745)
Professional fees	(1,268,577)	(1,963,685)	(251,877)
Income tax expenses	(1,573,396)	(1,394,521)	(178,872)
Other segment items*	(736,680)	(929,578)	(119,235)
Net income	8,987,095	8,136,324	1,043,626

*	Other segment items consist of office expenses, exchange losses, bank charges, and rental expenses.

13. CERTAIN RISKS AND CONCENTRATION

(a) Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, investments, and other current assets. The Group’s investment policy requires cash and cash equivalents and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to the delivery of services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information, and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(b) Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

(c) Interest Rate Risk

The Group has no outstanding debt or borrowings as of August 31, 2024 and 2025. Accordingly, it does not have any interest rate exposure related to variable rate indebtedness or refinancing costs. The Group’s interest income from cash is subject to market interest rate fluctuations, but such changes are not expected to have a material impact on its financial position or results of operations.

(d) Concentration of Credit Risk

Cash deposits with banks are held in financial institutions in Hong Kong, which are not federally insured. Accordingly, the Group has a concentration of credit risk related to the uninsured part of bank deposits. The Group has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

(e) Concentration of Customer

The Group has concentration risks related to customers. A significant portion of the Group’s revenue was from recurring customers, and the future growth of the Group depends on its ability to retain current customers and expand its customer base. If the Group is unable to retain and expand its client base, or any of the major customers substantially reduce the purchase orders, there could be a significant adverse effect on revenue.

Customers that accounted for over 10% of the Group’s sales, including commissions and consulting revenues were as follows:

	For the year ended August 31,
	2024	2025
Percentage of the Group’s sales
Customer A	19%	*
Customer B	10%	*
Customer C	*	16%
Customer D	*	10%
TOTAL	29%	26%

*	Indicates that the customer did not exceed 10% of total revenue in the corresponding year.

Account receivables from the customers over 10% of total AR balances were as follows:

	As of August 31,
	2024	2025
Percentage of the total AR balance
Customer B	27%	*
Customer C	19%	*
Customer E	18%	*
Customer F	14%	*
Customer D	*	48%
Customer G	*	16%
Customer H	*	15%
Customer I	*	15%
TOTAL	78%	94%

*	Indicates that the customer’s AR balance did not exceed 10% of the total balance in the corresponding year.

(f) Concentration of Supplier

The Group has a concentration risk related to suppliers. A significant portion of the Group’s key services (especially sales and marketing) is sourced from a limited number of suppliers, and the continuity of operations depends on maintaining stable relationships with these suppliers. If the Group is unable to secure alternative suppliers in a timely manner, or if any major supplier fails to deliver materials or services as required due to financial distress, operational disruptions, or other external factors, there could be a material adverse effect on cost structure and ultimately financial performance.

Suppliers that accounted for over 10% of the Group’s operating expenses, including commissions and services were as follows:

	For the year ended August 31,
	2024	2025
Percentage of the Group’s operating expenses
Supplier A	52%	70%
Supplier B	13%	*
Total	65%	70%

*	Indicates that the supplier did not exceed 10% of total operating expenses in the corresponding year.

Accounts payable from the vendors over 10% of total AP balances were as follows:

	As of August 31,
	2024	2025
Percentage of the total AP balance
Supplier B	40%	*
Supplier C	12%	*
Supplier D	12%	*
Supplier A	10%	100%
Total	74%	100%

*	Indicates that the supplier’s AP balance did not exceed 10% of the total balance in the corresponding year.

(g) Foreign Currency Exchange Rate Risk

The functional currency and the reporting currency of the Group is . The Group’s exposure to foreign currency exchange rate risk primarily relates to cash. Accounts receivable and accounts payable. Any significant fluctuation of HK$ may materially and adversely affect the Group’s cash flows, revenues, earnings, and financial positions.

(h) Liquidity Risk

The Group has liquidity risk related to its investments in private funds and unlisted entities, where redemptions or transfers are generally subject to the prior consent of the general partner or other governing parties. If such consent is not granted, the Group may be unable to redeem or dispose of these investments in a timely manner, which could give rise to liquidity risk.

14. COMMITMENTS AND CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated.

As of the date which this consolidated financial statement is issued, (a) the Group is not a party to any material legal or administrative proceedings; and (b) the Group is not a party to any domestic or international claims or litigation with respect to defective products or other matters.

15. SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Group evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

●	On September 12, 2025, in accordance with the shareholders’ resolution, it was resolved that Tino Group issued 22,960,000 Class B ordinary shares.

●	On October 16, 2025, in accordance with the shareholders’ resolution, it was resolved that Tino Global distributed dividends exclusively to its shareholder Mr. Chi Yan Chan, who held 100% of the equity of Tino Global at the time. The total dividend amount was HK$8,000,000 (US$1,026,141), sourced from Tino Global’s accumulated undistributed profits.

●	On October 28, 2025, in accordance with the shareholders’ resolution, it was resolved that Tino Group issued 5,040,000 Class A ordinary shares. As of the date on which the consolidated financial statements are issued, Tino Global has 28,000,000 Shares issued and outstanding with a par value of US$0.0001 each.

●	In connection with the planned public stock offering in the United States (the “IPO”), the Group completed a reorganization of its corporate structure on December 1, 2025.

[      ]

Class A Ordinary Shares

PROSPECTUS

[     ], 2026

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including [       ], 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On September 12, 2025, our Company allotted and issued 1 Class B Ordinary Share to Harneys Fiduciary (Cayman) Limited, which was transferred to A2Z Assets Limited on the same day, and 22,959,999 Class B Ordinary Shares to A2Z Assets Limited.

On October 28, 2025, A2Z Assets Limited transferred 22,960,000 Class B Ordinary Shares to Mr. Chi Yan Chan, who held 100% equity interests of Tino Global Limited on trust for and on behalf of Mr. Qin Chen at that time.

On October 28, 2025, our Company further allotted and issued 5,040,000 Class A Ordinary Shares to Mr. Chi Yan Chan. On December 9, 2025, Mr. Chi Yan Chan transferred 1,204,000 Class A Ordinary Shares to LMZ Assets Limited, 176,000 Class A Ordinary Shares to YHM Assets Limited, and 1,344,000 Class A Ordinary Shares to Ms. Yiu Kam To.

On December 9, 2025, as a result of the termination of the trust arrangement between Mr. Chi Yan Chan and Mr. Qin Chen, Mr. Chi Yan Chan transferred all of his 22,960,000 Class B Ordinary Shares to A2Z Assets Limited, which is wholly-owned by Mr. Qin Chen.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a)	Exhibits.

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Memorandum and Articles of Association, to become effective immediately prior to the completion of this offering*
4.1	Specimen Certificate for Class A Ordinary Shares*
5.1	Opinion of Harney Westwood & Riegels as to the validity of the Class A Ordinary Shares and certain Cayman Islands tax matters*
8.1	Opinion of Li & Partners, as to certain Hong Kong tax matters (included in Exhibit 99.1)*
8.2	Opinion of Harney Westwood & Riegels as to Cayman Islands tax matters (included in Exhibit 5.1)*
10.1	Employment Agreement between the Registrant and [ ], the Registrant’s Chairman*
10.2	Employment Agreement between the Registrant and [ ], the Registrant’s Chief Executive Officer*
10.3	Employment Agreement between the Registrant and [ ], the Registrant’s Chief Financial Officer*
10.4	Form of Independent Director Agreement between the Registrant and its Independent Directors*
14.1	Code of Business Conduct and Ethics*
21.1	List of Subsidiaries*
23.1	Consent of OneStop Assurance PAC*
23.2	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)*
23.3	Consent of Li & Partners, Hong Kong counsel to the Registrant (included in Exhibit 99.1)*
23.4	Consent of T&H Consulting Services Co,. Limited*
24.1	Power of Attorney (included on signature page to the registration statement)*
99.1	Opinion of Li & Partners, Hong Kong counsel to the Registrant, regarding certain Hong Kong legal and tax matters*
99.2	Charter of the Audit Committee*
99.3	Charter of the Compensation Committee*
99.4	Charter of the Nominating and Corporate Governance Committee*
99.5	Consent of [ ], Independent Director Nominee*
99.6	Consent of [ ], Independent Director Nominee*
99.7	Consent of [ ], Independent Director Nominee*
99.8	Executive Compensation Recovery Policy*
99.9	Insider Trading Policy*
107	Calculation of Registration Fee*

*	To be filed by amendment.

(b)	Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration state

(b)	to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(c)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(d)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(e)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [    ], 2026.

Tino Group Limited

By:
Name:	Qin Chen
Title:	Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Qin Chen his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Chairman of the Board of Directors	[ ], 2026
Qin Chen	(Principal executive officer)

	Chief Financial Officer and Director	[ ], 2026
Si Ai	(Principal financial and accounting officer)

	Chief Operating Officer	[ ], 2026
Xiaowen Wang

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tino Group Limited, has signed this registration statement in New York, on [     ], 2026.

Authorized U.S. Representative [ ]

By:
Name:
Title: